9/29

03032416

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Samaraenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4708 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 10/1/03

82-4708

Annual Report

САМАРАЭНЕРГО

03 SEP 29 AM 7:21

AO Samaraenergo

AR/S
12-31-02

Samara 2003

Chapter 1 || To the Shareholders of SAMARAENERGO



Dear Shareholders,

In 2002 our company celebrated its 70th Anniversary. Summing up that year we are proud to state that this power system achieved good results, and confirmed the right to be among the best power producing companies of Russia. Having solved a number of problems connected with sales and marketing, and having achieved financial stability SAMARAENERGO could transfer from the anti-crisis management scheme of work to real business development at the forming competitive power market. The project of reforming the power system has been prepared and forwarded to the Project Committee of RAO UES of Russia; corporate property registration campaign has started. At present the company tends to withhold from partnership in secondary businesses. In 2002 the dividends to the shareholders of SAMARAENERGO for 2001 were paid in full. Stable was the growth of current and term liquidity ratios. Tasks of Operating Committee of RAO UES of Russia were fulfilled completely; corporate creditor and debtor indebtednesses were reduced considerably. The Annual General Assembly of Shareholders adopted a new version of the Articles of Corporation in 2002. This new version reflects the alterations of national legislation, and broadens the terms of reference of our Board of Directors.

Beside repair works there was an extensive technological re-equipment of the power system. The total amount of investments in construction and reconstruction works of SAMARAENERGO made up RUR 770 million in the reporting year compared to 479 million in 2001. It is important to note that as the successful functioning of a power producing company at the competitive market is possible only given the new technologies are being implemented, this work is a top priority at the moment. Among the major technical re-equipment projects successfully completed in the reporting year is the transition of P-50 heating turbine from Novokuibyshevsk HPP # 2 to Samara HPP. Calculations show that the installation of this new turbine in Samara HPP enables this plant to additionally produce up to 178 kWt/hr annually, and this can increase our earnings by over $ 1 000 000. Beside this, the average prime cost of power increase by 1 kWt in RAO UES of Russia is $ 500; transition of a turbine enables to reduce this expense to $ 80 per kWt.

One more unique project was completed at Togliatti HPP in December 2002. Turbine # 6 designed for producing steam for industrial consumers was being preserved for about 8 years. Now it is upgraded for serving retail consumers. It was for the first time in Russia that such upgrade was performed. The result was 30-mWt heating power surplus for heat supplies to the population of Togliatti.

Retaining of major customers, preventing them from direct power purchases via the Federal Wholesale Power Market (FOREM) were also among our most notable achievements in 2002. This became possible firstly due to regular reduction of corporate heat and power production costs, and secondly due to our efforts to stop cross subsidizing (jointly with the Regional Energy Committee (REC) for Samara Oblast). One more important step towards further improving the quality of our services (hence securing the strategic corporate interests) was the introduction of new flexible power tariffs depending on the voltage consumed since 30.07.2002. Being a competitor of the FOREM the company has done its best to preserve its major and most solvent customers despite the fact that the undertaken measures have considerably reduced the level of actual profitability of production.

Despite the unfavorable market situation the company made profit of RUR 117 .5 million as on the end of reporting year; that appeared to be enough to secure all the required payments.

Summing up the results of our operations in 2002 it is necessary to note that it was due to all measures undertaken to develop the corporate management and to improve the financial indices that one can expect not less stable work of our company in the year 2003.

Like in the previous year, the basic strategy of developing SAMARAENERGO will be determined by the necessity to prepare for functioning under the market conditions, and the general course of reforming the power production sector of national economy.

Optimization of corporate production will also go on in 2003. A number of our subdivisions shall become separate subsidiary legal entities. The property accounted in the balance sheets of these subdivisions will be transferred to the authorized capitals of subsidiary companies. Besides, in 2003 the functions of operation control will be delegated to an external company: SO-CDA (SYSTEM OPERATOR CENTRAL DISPATCH ADMINISTRATION OF THE UNIFIED ENERGY SYSTEM OF RUSSIA. Our major shareholder (RAO UES of Russia) has already taken the respective decisions.

We are confident that by the results of 2003 SAMARAENERGO will be declared one of the most reliable power systems of Russia. Guarantors of this are the highest professional skills of our personnel, and the support of our shareholders in preparing the power system for reforming.

Yours Sincerely,
Vladimir Avetisyan,
General Director SIEMEC

2.1. Geographical Position

OJSC SAMARAENERGO is the biggest power grid of Mid-Volga Valley securing stable power supplies to the consumers of Samara Oblast on the territory of 53.6 thousand square kilometres. The population of this region is 3.3 million people, the number of locally incorporated legal entities is 82.2 thousand.

The economy of Samara Oblast is based on such industries as
- Automobile production;
- Oil production and processing;
- Chemical and petrochemical;
- Non-ferrous metallurgy;
- Aircraft and space engineering.

SAMARAENERGO sells power via transmission lines as long as 34 390 kilometres spread all over the territory of Samara Oblast.
The company secures central heating of the biggest local towns: Samara, Togliatti, Novokuibyshevsk and Syzran. The total length of company-owned heat trunk network is 470.85 kilometres. The total length of steam lines is 25.09 kilometres.

2.2. Brief History

Samara City Heat and Power Plant was the first power source in Samara Oblast. It was constructed in co-operation with SIEMENS & HALSKE in 1900. This was the start of power production in Samara.
Further development of SAMARAENERGO is connected with the evacuation of military plants from the occupied territories during World War II, growth of oil production in this region, and the development of electric transport.
During the period from 1941 to 1972 7 heat and power plants (hereinafter HPP) were constructed in this region: Bezymyanka HPP in 1941, Syzran HPP in 1947, Novokuibyshevsk HPP # 1 in 1951, and # 2 in 1962, Togliatti HPP in 1960, AVTOVAZ HPP in 1969, and Samara HPP in 1972. Power transmission lines were constructed; central heating networks for the major local towns were built up.

2.3. Corporate Management Structure


General Assembly of Shareholders
Board of Directors
Auditing Committee
Branches

The company possesses 23 branches including 8 HPPs, 4 power grids, and also heat networks, construction and Repair companies, ENERGOSBYT (the company in charge of local power sales), and others.

2.4. Major Indices

HPPs	Installed Heat Capacity (MWt)	Installed Power Capacity (Gcal/hr)
Togliatti	710	2497
AVTOVAZ	1172	3903
Samara	390	1942
Bezymyanka	183,7	1574
Samara City	53	1807
Novokuibyshevsk #1	236	1419
Novokuibyshevsk #2	470	1670
Syzran	255	1058
Togliatti Heating Boiler Station		500
Total for SAMARAENERGO	3469.7	16370

Rated Power and Heart Capacities


MWT
Gcal/hr
16550
16500
16450
16400
16350
16300
16250
16200
16150
16100
3500
3495
3490
3485
3480
3475
3470
3465
3460
3455
1996
1997
1998
1999
2000
2001
2002

2.5. Risk Factors

Industrial activity of SAMARAENERGO and its profitability accordingly are exposed to political, legal, financial and administrative changes, the time and character of influence of such upon the power production being unpredictable. Consideration must be also given to the high level of the state's influence on the activities of power industry particularly by means of tight governmental control over the tariffs. In this sense the corporate operations could be considered exposed to different types of risks. Besides, due to high capital intensity of this industry the risk of physical damage arises. Alterations connected with restructuring the whole industry can also have a substantial influence on the results of corporate activities.

Chapter 3 || Corporate Management

3.1. Principles and Documents. (Mission Statement)

The company works for increasing its profits given the stable growth of the shareholders' and possible investors' trust. Doing its business the company is basing on implementing the Russian legislation and other legal regulations, particularly those of the Federal Securities Committee, thus securing the protection of shareholders' and investors' rights. The company is implementing the regulations approved by the General Assembly of Shareholders, elaborated in compliance with the current legislation, and fixing the rights of shareholders, management bodies, and also the procedures of their execution. Due to the wide coverage of major corporate events and issues in the media and specialized editions, and also due to the publication of major documents and information materials on the website the company is able to adhere to the transparency and information openness. The Board of Directors is carrying out business management control and quality rating particularly by means of quarterly consideration of CEO's reports.

The company is steadily pressing toward the observance of the basic principles of corporate culture fixed in the Corporate Governance Code adopted at the sitting of the RF Government dd. 28.11.2001. This includes the following.
- All the shareholders regardless of share sizes shall be guaranteed the right to exercise control over the company via their participation in the General Assemblies, to collect the dividends, and also to receive the full and authentic information on the company.
- The Board of Directors elected by the shareholders on the basis of alternative vote shall exercise strategic control over the corporate operations given the Terms of Reference of this body in running the company shall constantly broaden.
- The Executive Body whose functions are transferred to the Managing Organization shall secure efficient control over the current corporate operations under the Financial and Economic Plan, and is reporting to the Board of Directors and the shareholders.
- The company shall adhere to the principle of timely and appropriately informing the shareholders.
- Efficient control over the company shall be combined with taking into account the federal and municipal interests.
- The internal and independent auditors elected by the General Assembly from the candidates proposed by the shareholders shall secure efficient control over the company's financial and economic operations.

3.2. Members of the Company's Management and Control Bodies

3.2.1. Board of Directors

Under the Articles of Corporation the Board of Directors consists of 10 Members including 2 Independent Directors. The current Board was elected basing on AGAS on 10.06.2002.

Mr. Boris Fyodorovich Remezentsev, Chairman of the Board of Directors. First elected by the General Meeting on 03.12.1999. Member of the Board since 1993. Year of birth: 1937, Citizenship: Russia. Position in the company before electing Chairman of the Board: General Director of SAMARAENERGO. Membership in the Boards of Directors of other companies:
- JSC ENERGOPOLIS (insurance company), Member of the Board of Directors.

Mr. Vladimir Yevgeniyevich Avetisyan, Member of the Board of Directors since 1999. Year of birth: 1958, Citizenship: Russia. Present position: General Director of the managing organization (SIEMEC). Membership in the executive bodies and Boards of Directors of other companies:
- CIEMEC, Member of the Board of Directors;
- Managing Company of VOLGAPROMGAZ Holding Ltd., Chairman of the Management Board;
- CJSC CB GAZBANK, Chairman of the Board of Directors;
- JSC Interregional Volgo-Kamski Bank for Reconstruction and Development, Deputy Chairman of the Board of Directors;
- OJSC Samara Airlines, Member of the Board of Directors;
- OJSC Samara Business Centre, Member of the Supervisory Board.

Mr. Dmitri Igorevich Azarov, Member of the Board of Directors since 2002. Year of birth: 1970, Citizenship: Russia. Present positions: General Director of Mid-Volga Gas Company Ltd., General Director of OJSC SAMARAGAZ (pluralistically). Membership in the executive bodies and Boards of Directors of other companies:
- ATEKS Ltd., Chairman of the Board of Directors.

Mr. Pyotr Volframovich Bezukladnikov, Member of the Board of Directors since 2001. Tear of birth: 1959, Citizenship: Russia. Present position: General Director of SEVZAPENERGO (Rep. Office of RAO UES of Russia). Membership in the executive bodies and Boards of Directors of other companies:
- OJSC DALVOSTOKENERGO, Chairman of the Board of Directors;
- OJSC SVERDLOVSKENERGO, Member of the Board of Directors;
- OJSC Haranorsk HPP, Member of the Board of Directors;
- OJSC Far Eastern Managing Energy Company, Member of the Board of Directors.

Mr. Vladimir Alexandrovich Buss, Member of the Board of Directors since 2000. Year of birth: 1942 Citizenship: Russia. Present position: General Director of VOLGAENERGO (Rep. Office of RAO UES of Russia). Membership in the executive bodies and Boards of Directors of other companies:
- OJSC MARIENERGO, Chairman of the Board of Directors;
- OJSC ULYANOVSKENERGO, Chairman of the Board of Directors;
- OJSC SARATOVENERGO, Member of the Board of Directors;
- United Electric Energy System Corp., Member of the Supervisory Board.

Mr. Radion Suyerovich Kim, Member of the Board of Directors since 2002. Year of birth: 1955, Citizenship: Russia. Present position: PR Department Head of RAO UES of Russia. Membership in the executive bodies and Boards of Directors of other companies:
- OJSC ROSTOVENERGO, Member of the Board of Directors;
- OJSC KRASNOYARSKENERGO, Member of the Board of Directors.

Mr. Yuri Nikolayevich Kucherov, Member of the Board of Directors since 1998. Year of birth: 1951, Citizenship: Russia. Present position: Head of the Department for Strategic Development and Technological Research of RAO UES of Russia. Membership in the executive bodies and Boards of Directors of other companies:
- National Energy Research Institute, Chairman of the Board of Directors;
- Advanced Technologies Research Institute, Member of the Board of Directors;
- Energy Networks Research Institute, Member of the Board of Directors;
- Scientific Research Centre of High Voltage Equipment, Chairman of the Board of Directors;
- Siberian Energy Research Institute, Member of the Board of Directors;
- Energy Carbon Fund, Member of the Board of Directors.

Mr. Vasili Vladislavovich Nikonov, Member of the Board of Directors since 2002. Year of birth: 1972, Citizenship: Russia. Present position: Head of the Department for Corporate Strategy and Property Management of SIEMEC. No membership in the management bodies of other companies.

Mrs. Elena Viktorovna Rulkova, Member of the Board of Directors since 2002. Year of birth: 1958, Citizenship: Russia. Present position: Head of the Department for Joint Stock and Shareholder Relations of RAO UES of Russia. Membership in the executive bodies and Boards of Directors of other companies:
- OJSC TAMBOVENERGO, Member of the Board of Directors;
- OJSC MORDOVENERGO, Member of the Board of Directors.

Mr. Pavel Mikhailovich Teplukhin, Member of the Board of Directors since 2002. Year of birth: 1964, Citizenship: Russia. Present position: President of TROIKA DIALOG Managing Company. Membership in the executive bodies and Boards of Directors of other companies:
- OJSC MOSENERGO, Member of the Board of Directors;
- OJSC GUM Trading House, Member of the Board of Directors;
- CJSC TROIKA DIALOG, Member of the Supervisory Board;
- OJSC MOSTOTREST, Member of the Supervisory Board.

In compliance with the current Regulation on the Payments of Rewards and Compensations to the Members of the Board of Directors of SAMARAENERGO the amount of RUR 2 550 095 was paid as on the end of 2002 (under the quarterly report requirements of the Russian Federal Securities Committee the a.m. amount includes salaries, bonuses, commissions and other property submissions).

3.2.2. Auditing Committee

Under the Articles of Corporation the Auditing Committee consists of 5 persons. The current Members of the Auditing Committee were elected by the AGM basing on the results of 2001on 10.06.2002.

Mrs. Olga Vladimirovna Kovshova: Chief Expert of the Department for Analysis and Control of VOLGAENERGO;

Mrs. Larisa Petrovna Malinovskaya: Economic Division Head of OJSC SIEMEC;

Mr. Andrey Yuriyevich Mednikov: Auditing Committee Advisor of VOLGAENERGO;

Mr. Nikolay Ivanovich Teryayev: Head of the Internal Audit Department of SAMARAENERGO

Mr. Dmitri Viktorovich Shtykov: Acting Head of the Corporate Strategy Department of RAO UES of Russia

In compliance with the current Regulation on the Payments of Rewards and Compensations to the Members of Auditing Committee of SAMARAENERGO the amount of RUR 355 122 was paid as on the end of 2002.

3.2.3. General Director

Under the Decision of the General Assembly of Shareholders of SAMARAENERGO dd. 16.02.2001 the functions of CEO were delegated to the Managing Organization: OJSC SIEMEC. This company is 100% owned by RAO UES of Russia. General Director of OJSC SIEMEC is Mr. Vladimir Yevgeniyevich Avetisyan. The following persons are the Members of SIEMEC Board of Directors:

Mr. Leonid Borisovich Melamed: First Deputy Chairman of the Management Board of RAO UES of Russia;

Mr. Vladimir Yevgeniyevich Avetisyan: General Director of OJSC SIEMEC;

Mr. Marat Zhamangarayevich Gabdushev: Deputy General Director of VOLGAENERGO (Rep. Office of RAO UES of Russia);

Mr. Vasili Alexandrovich Zubakin: Head of the Department for Holding Economy and Subsidiaries of RAO UES of Russia;

Mr. Roman Anatolyevich Kozlov: Head of the Department for Corporate Strategy of RAO UES of Russia (in 2002); present position: General Director of Corporate Management Technologies Ltd.;

Mr. Vladimir Ivanovich Kostenko: Head of the Department for On-Line Testing and Corporate Activities Co-Ordination of RAO UES of Russia;

Mr. Oleg Borisovich Oksuzyan: Corporate Management Director of RAO UES of Russia.

Under the current Contract # 805-УСЭ dd. 08.05.2001 the amount of RUR 99 million was paid to the SIEMEC as the remuneration for effective management, and compensation of CEO's costs as on the end of 2002.

3.2.4. Management Board

Under the Articles of Corporation SAMARAENERGO shall not have a collective executive body.

3.3. Subsidiaries and Dependent Companies

The company's long-term financial investments made up RUR 19.487 million as on the end of reporting year; these are mostly the investments of OJSC SAMARAENERGO in the stocks of other businesses (RUR 17.961 million). In 2002 long-term investments grew by RUR 0.34 million; this growth was connected with the development of two more subsidiaries: OJSC SAMPRPE and OJSC Business for Social Purposes.

Subsidiaries

Name of Subsidiary	Major Business	Amount of Investments (thousand RUR)	Share in the authorized Capital as on 31.12.02 (%)
OJSC SAMPRPE	*Repair Works*	*150*	*100*
OJSC Business for Social Purposes	Tourism	150	100
CJSC AKPO	Corrosion preventing Covering of Pipes	272	97,9
OJSC FTD SAMARAENERGO	Trade	100	51
Power Settlements Company Ltd.	Settlements and Clearing	500	100

Dependent Companies

Name of Dependent Company	Major Business	Amount of Investments (thousand RUR)	Share in the Authorized Capital as on 31.12.02 (%)
CJSC VOLGAINFORMENERGO	Information Technologies	200	50
ENERGOZASHCHITA Ltd.	Security Services	100	50
OJSC TURBOENERGOSERVICE	Production of Gas Turbine Units	100	40
Samara Cheese Ltd.	Construction of Butter and Cheese *Producing Plant*	937	31,1

3.4. Major Corporate Events (under the classification of FCSM)

Deals considered large-scale under the RF Law on Joint-Stock Companies were not arranged in the reporting year as well as those with interested motives.

15.02.2002. Under the terms of Prospectus the Board of Directors of SAMARAENERGO called in non-documentary registered discount bonds of SAMARAENERGO (issue 42-2-5, 100 000 items of nominal value of RUR 10 each).

11.02.2002. The shares of persons belonging to the management bodies (the Board of Directors) of SAMARAENERGO in the authorized capital underwent the following alterations:
- Mr. Vladimir Yevgeniyevich Avetisyan, Member of the Board of Directors (share before altering: 1.406%; presently: 0.003%);
- Mr. Andrey Igorevich Kislov, Member of the Board of Directors (share before altering: 1.403; presently: 0.000%)

18.02.2002. Meeting of the Board of Directors was held that resolved to hold the Annual General Meeting of Shareholders of OJSC SAMARAENERGO on 10.06.2002. Peremptory date to produce the list of shareholders having the right to vote: 25.04.2002.

19.02.2002. Meeting of the Board of Directors was held that resolved to hold an Extraordinary General Meeting of Shareholders of OJSC SAMARAENERGO on 25.03.2002. Peremptory date to produce the list of shareholders having the right to vote: 19.02.2002.

18.02.2002. Meeting of the Board of Directors was held that considered the agenda and the candidatures to the Board and the Auditing Committee proposed by the shareholders owning over 2% of voting shares.

19.02.2002. Meeting of the Board of Directors was held that resolved the following:
- To comply with the request of QUARTERHOUSE INVESTMENTS LIMITED to hold an Extraordinary General Meeting of Shareholders;
- To hold the extraordinary General Meeting of Shareholders in the form of joint presence;
- To determine the place, date and time of Meeting as follows: 15 Mayakovskogo, Samara, RF; 25.03.2002; 12-00 (local time);
- To submit the new version of the Article of Corporation for consideration by the General Meeting.

21.02.2002. Meeting of the Board of Directors was held attended by 7 Members out of 10 that resolved the following:
- To comply with the request of RAO UES of Russia to hold an Extraordinary General Meeting of Shareholders;
- To hold the Extraordinary General Meeting of Shareholders in the form of voting by correspondence;
- To determine the peremptory date to accept the voting bulletins as 01.04.2002;
- To submit the new version of the Articles of Corporation to the agenda.

25.03.2002. Extraordinary General Assembly of Shareholders was held in the form of joint presence at 15 Mayakovskogo, Samara, RF.
Agenda:
- Adoption of new version of the Articles of Corporation.
Voting Results:
Pro: 34.8767%
Contra: 64.8178%
Abstained: 0.0848%
Invalid bulletins: 0.2093%
Non-voters: 0.0114%
Resolution:
Under the voting results the new version of the Articles of Corporation of SAMARAENERGO is not adopted.

01.04.2002. Extraordinary General Assembly of Shareholders was held in the form of voting by correspondence.
Agenda:
- Adoption of new version of the Articles of Corporation.
Voting Results:
Pro: 65.3017%
Contra: 34.5883%
Abstained: 0.026
Invalid bulletins: 0.0834%
Resolution:
Under the voting results the new version of the Articles of Corporation of SAMARAENERGO is not adopted.

23.04.2002. Meeting of the Board of Directors was held that was attended by 6 Members out of 10, and unanimously decided on the matters concerning the preparations and conducting the Annual General Meeting of Shareholders on 10.06.2002.
1st quarter of 2002. Assets of OJSC SAMARAENERGO grew by RUR 15 758 241thousand: 131.18% growth compared to the 4th quarter of 2001.
Total assets made up RUR 12 012 307 thousand as on the end of the 4th quarter of 2001; that on the end of the 1st quarter of 2002 made up RUR 27 770 548 thousand.
Such increase was the consequence of fixed assets revaluation conducted under the decision of the Board of Directors dd. 28.11.2001.

10.06.2002. A subsidiary of SAMARAENERGO, OJSC Business for Social Purposes was incorporated at 174 Chapayevskaya, office # 7, Samara 443020, Russia. The said company is 100% owned by SAMARAENERGO. On 20.05.2002 50% of the authorized capital was paid up.

10.06.2002. Basing on the results of 2001 the annual General Assembly of Shareholders resolved the following:
- Dividends on the corporate preference shares shall be paid at the rate of RUR 0.04 per each such share no later than on 09.08.2002;
- Dividends on the corporate equities shall be paid at the rate of RUR 0.04 per each equity no later than on 09.08.2002;
- The total number of shares for dividend accrual is as follows: equity: 3 506 860 287, preference: 509 119 901;
- All the dividends shall be paid in the monetary form.

25.06.2002. OJSC Samara Heating Networks, a subsidiary of SAMARAENERGO was incorporated at 35-a Kirova, Samara 443052, Russia. The said company is 100% owned by SAMARAENERGO.

10.11.2002. Meeting of the Board of Directors was held that was attended by 9 Members out of 10, and resolved the following:
- To comply with the request of two shareholders (Calipatria Trading Limited and CJSC Samara Petrochemical Company to hold an extraordinary General Meeting of Shareholders;
- To approve the issue on the additions and amendments to the Articles of Corporation as a major point of the agenda.

02.12.2002. The company completed the transfers of monetary funds for payments of dividends on the equity and preference shares by the results of 2001.

14.12.2002. Extraordinary General Assembly of Shareholders was held in the form of voting by correspondence. The major issue on the agenda was to adopt the additions and amendments to the Articles of Corporation. Basing on the voting results the additions and amendments to the Articles of Corporation were not adopted.

3.5. Other

The authorized capital of SAMARAENERGO makes up RUR 4 029 004 287, and consists of 3 506 860 287 equities and 522 144 000 preference shares of nominal value of RUR 1.00 each.

Category of Shares Shares Allocated:	Breakdown per Issues	Registration Number Issue
Equity	1 926 833	42-1п-315
	499 053 208	42-1-810
	3 005 880 246	1 03 00127-A
Total:	3 506 860 287	
Preference	288 000	42-1п-31
	74 304 000	42-1-810
	447 552 000	2 03 00127-A
Total:	522 144 000	
hares Declared for Allocation:		
Equity	140 700 000	

Since February 1998 the company takes part in The Bank of New York Programme for issuing the first level American Depository receipts on the equity and preference shares of SAMARAENERGO.

Our equity and preference shares are being traded at the RTS Stock Exchange, and are also included in the second level quotation list of MICEX.

The structure of our stock capital looks as follows.

Name of Stock Holder	Share in the Authorized Capital as on: 31.12.2001	31.12.2002
OJSC RAO UES of Russia	49%	49%
Individuals	15,66%	13,73%
Legal Entities (Residents)	1,7%	1,78%
Legal Entities (Non-Residents)	10,38%	8,56%
Federal Property	-	-
Property of the RF Federal Subject	-	-
Depositories	22,93%	26,6%

Development of SAMARAENERGO Stock Exchange Quotations in 2002 (Data by RTS)

	01.01.2002	March-April	June-July	September-October	Late December
Equity	0,02766	0,0325	0,035	0,04	0,032
Preference	0,0132	0,0199	0,0163	0,02	0,0185
Capitalization (RUR million)	3125,1	3870,2	4135,7	4774,7	3900,1
Capitalization Index		23,84%	32,34%	52,79%	24,80%
Stock Market Index	168,4	349,4	356,7	334,2	352,6

4.1. Structure and Volume of Power Production and Capacity in Generated Capacity Breakdown for the Last 3 Years.



800,0
700,0
600,0
500,0
400,0
300,0
200,0
100,0
Loading
Reserve
2000 2001 2002
Togliatti HPP
Novokuibyshevsk HPP #2
AVTOVAZ HPP
Samara HPP
Novokuibyshevsk HPP #1
Bezymyanka HPP
Syzran HPP
Samara City HPP

Structure of Operating Capacity

	2000		2001		2002	
	Loading	Reserve	Loading	Reserve	Loading	Reserve
Togliatti HPP	367,1	10,7	345,1	49,5	332,0	60,0
Novokuibyshevsk HPP #2	137,3	25,0	121,0	54,1	121,8	66,2
AVTOVAZ HPP	736,1	51,6	673,3	126,7	639,8	118,2
Samara HPP	272,0	1,3	262,5	4,5	263,4	4,4
Novokuibyshevsk HPP #1	62,4	2,1	52,4	3,9	57,4	10,0
Bezymyanka HPP	94,3	6,0	93,3	16,8	90,0	15,2
Syzran HPP	123,2	8,3	111,7	12,8	88,7	16,5
Samara City HPP	23,2	0,5	22,9	0,2	22,4	0,0
SAMARAENERGO Total	1815,6	105,5	1682,2	268,5	1615,5	290,5

Growth of reserve capacity was caused by the reduction of loading of SAMARAENERGO heating system and power grids under the order of Mid-Volga Operations Control Department and Central Control Department, and under the actual power balance of RAO UES of Russia.

Structure of Operating Capacity



(%) 100
90
80
70
60
50
40
30
20
10
0
5,5
13,8
15,2
94,5
86,2
84,8
Loading
Reserve
2000 2001 2002

Decrease of own production from 2000 to 2002 was due to the optimization of power production structure at the expense of replacing the steam condensation type of production by less expensive purchased power. This resulted in the growth of production at the heat market.

Structure of Production



(%) 100
90
80
70
60
50
40
30
20
10
0
44,9
41,5
39,6
55,1
58,5
60,4
Condensation
Heating
2000 2001 2002

4.2. Development of Power and Heat Sales during the Last 3 Years.

During the period from 2000 to 2002 the growth of power sales took place (by 3.1% in the aggregate). In 2001 the growth of 1.7% was mostly due to the growth of industrial production in Samara Oblast (by 7.7% compared to 2000). In 2002 the sales growth made up 1.4% that was mostly due to the increase of power consumption by the wholesale re-sellers (by 7.4%).

Heat sales in the analyzed period reached the maximum of 24042.5 thousand Gcal in 2001. Given this the growth compared to 2000 was mostly due to the growth of steam consumption by Samara-based industrial companies, the latter was in its turn due to the growth of production volume in Samara Oblast in 2001 compared to 2000. The decrease of heat sales in 2002 was due to the decrease of hot water and steam consumption. Hot water consumption decrease could be explained by a considerable increase of outer air temperature in the first half of that heating season (by 4.9 degrees Centigrade on the average). The reason of steam consumption decrease was the 2.8% decrease of industrial production in Samara Oblast in 2002.

Power and Heat Sales in 2000-2002


24200
24000
23800
23600
23400
23200
23000
22800
22600
17800
17700
17600
17500
17400
17300
17200
17100
17000
24042,5
17568,0
23188,4
17330,5
23153,6
17036,8
2000
2001
2002
Heat Sales (thousand Gcal)
Power Sales (million kWt/hr)

4.3. Power Sales to the Federal Wholesale Electricity (Capacity) Market (FFOREM); Development of Own Production and Purchased Power Volumes in the Last Three Years.

Development of Own Production and Purchased Power


8000
7500
7000
6500
6000
5500
5000
14600
14400
14200
14000
13800
13600
13400
13200
14519,1
7476,7
6979,3
13818,6
5963,4
13503,2
2000
2001
2002
Purchased Power (million kWt/hr)
Power Production (million kWt/hr)

During the period from 2000 to 2002 the production by SAMARAENERGO-owned HPPs decreased by 1015.9 million kWt/hr (7%), given the volume of purchased power grew by 1513.3 kWt/hr (25.4%). Growth of purchased power volumes outran the decrease of production at the expense of increase of power sales to our consumers by 531.2 million kWt/hr (3.1%).

5.1. Development of Power Supplies and Sales in the Last 3 Years

Power Supplies and Sales in 2000-2002


Тыс. руб.
Sales Volume
Power Supplies
18000000
16000000
14000000
12000000
10000000
8000000
6000000
4000000
2000000
0
10664209
11251408
105,5%
13239366
13774016
104,0%
17413217
17708763
101,0%
2000
2001
2002

5.2. Development of Power Sales Structure (Clearing Settlements, BEs, Monetary Payments)

Payments for Heat and Power Including Monetary Payments in 2000-2002


Total Payments
Monetary Payments
120,0%
100,0%
80,0%
60,0%
40,0%
20,0%
0,0%
10664209
11251408
105,5%
13239366
13774016
104,0%
17413217
17708763
101,0%
2000
2001
2002

5.3. Structure of Power Sales and Structure of Subscriber Indebtedness in Economy Sectors Breakdown

Structure of Power Sales in Economy Sectors Breakdown as on 01.01.2003


Other sectors 5,09%
Individual 0,97%
Municipal services 10,58%
Forestry 0,020%
Construction 0,57%
Transport and telecommunications 12,42%
Agriculture 2,08%
Industry 68,27%

Structure of Debtor Indebtedness for Heat and Power in Economy Sectors Breakdown as on 01.01.2003


Agriculture 19,67%
Forestry 0,06%
Transport and telecommunications 4,38%
Construction 2,45%
Industry 30,98%
Municipal services 23,73%
Other sectors 18,37%
Individual 0,16%

5.4. Alterations of Tariffs

In 2002 power and heat tariffs were altered twice:
- Since 01.03.2002 under the Regional Energy Committee (REC) Regulation dd. 26.02.2002;
- Since 12.08.2002 under the REC Regulation dd. 30.07.2002.

Development of power tariffs in 2002


Rur/
MWtHour
800
700
600
500
400
300
200
100
0
As on 01.01.02
Since 01.03.02
Since 12.08.02
640
680
764
500
580
650
540
580
660
490
600
660
430
620
700
300
430
500
205
318
352
Industrial companies
Electric railway transport
Electric municipal transport
Agricultural companies
Urban population
Rural population
Wholesale re-sellers

Development of heat tariffs in 2002


Rur/Gcal
250
200
150
100
50
0
As on 01.01.02
Since 01.03.02
Since 12.08.02
134
189
215
116
189
215
Industrial and analogous consumers
Greenhouses

Power Tariffs

Consumers	Tariffs Introduced since 14.08.01 RUR/1000 kWt/hr	Tariffs Introduced since 12.08.02 RUR/1000 kWt/hr	Difference RUR	Difference %
1. Industrial and Analogous Companies Consuming over 750 kVA	640	760	120	18,8
Payment for Power (RUR/kWt/hr)	164	High Voltage: 230 Medium Voltage: 340 Low Voltage: 350		
Power Rate (RUR/kWt/hr)	a) 338,3 b) 346,8	High Voltage: 350 Medium Voltage: 440 Low Voltage: 460		
2. Industrial and Other Companies Consuming over 750 kVA	640 V	High oltage: 740 Medium Voltage: 990 Low Voltage: 020		
3. Electric Railway and Municipal Transport (Excluding Electric Traction)	640	740 990 1020		
4. Electric Railway Transport	500	650	150	30,0
5. Electric Municipal Transport	540	660	120	22,2
6. Agricultural Consumers	490	660	170	34,7
7. Population (including VAT) Urban Rural	 430 300	 700 500	 270 200	 62,8 66,7
8. Settlements Urban Rural	 309 263	 580 420	 271 157	 87,7 59,7
SAMARAENERGO Average Tariff	501	659	158	31,5
Average Regional Tariff	551	729	178	32,3

In the reporting year the most notable growth of power tariffs was for the urban population (62.8%), rural population (66.7%), urban settlements (87.7%), rural settlements (59.7%) and agricultural consumers 34.7%).

Heat Tariffs

Consumers	Tariffs Introduced since 24.03.2002 RUR/gcal	Tariffs Introduced since 12.08.2002 RUR/gcal	Difference RUR	Difference %
1. Industrial and Analogous Companies	134	215	81	60,4
2. Municipal Service Companies for Retail Consumers	134	215	81	60,4
3. Greenhouses	116	215	99	85,3
SAMARAENERGO Average Tariff	118	189	71	60,2

5.5. Development of Power Consumption, Settlements with Consumers, Structure of Subscriber Indebtedness

Heat Sales in 2000-2002


Thousand kWt/hr
18000000
16000000
14000000
12000000
10000000
8000000
6000000
4000000
2000000
0
17036822
17330506
17568045
2000
2001
2002

Power Sales in 2000-2002


GCal
30000000
25000000
20000000
15000000
10000000
5000000
0
23188379
24042521
23153557
2000
2001
2002

Development of Debtor Indebtedness in 2000-2002
Rur Thousand


Rur Thousand
3000000
2500000
2000000
1500000
1000000
500000
0
2505027
1917824
1383179
1087633
1.01.00
1.01.01
1.01.02
1.01.03

Structure of Subscriber Debtor Indebtedness

As on 01.01.2003


Current 67%
Operating 19%
Bad 9%
Moratorium 5%

As on 01.01.2002


Current 39%
Operating 28%
Moratorium 26%
Bad 7%

6.2. Analysis of Business Results and Corporate Finance

Positive results of reporting year are the reduction of creditor indebtedness (basically to the suppliers and the budget), positive balance of creditor and debtor indebtedness and growth of monetary funds. At the same time such factors as high degree of fixed assets wear and tear and notable difference between the growth of prices for purchased power at the FOREM and the development of tariffs could not but affect the corporate results, and caused the necessity to attract external sources of funding.

On the whole the results of 2002 characterize OJSC SAMARAENERGO as a company with stable financial status.

Structure and Development of Net Assets

	01.01.2001	01.01.2002	01.01.2003
Total Net Assets (RUR Thousand)	9 231 193	24 956 176	24 930 282
Net Assets to Authorized Capital Ratio (%)	229.12	619.41	618.77
Net Assets to Authorized Capital + Reserve Fund Ratio	224.71	603.61	600.52
Surplus of Supplementary Capital after Revaluation of Fixed Assets (RUR Thousand)	-	19 329 320	19 306 475

6.3. Balance Sheet at 31.12.2002 (RUR Thousand)*

Assets	Paragraph	01.01.2002	01.01.2003
I. INTANGIBLE ASSETS			
Intangibles	110	-	92
Fixed Assets	120	22 542 352	21 718 525
Investments in Non-Working Assets	130	603 134	626 528
Long-Term Financial Investments	140	15 631	15 971
TOTAL Chapter I	190	23 161 117	22 361 116
II. CURRENT ASSETS			
Inventories	210	591 341	847 004
Value-Added Tax on Acquired Valuables	220	168 159	222 085
Accounts Receivable with Repayment Expected In over 12 Months From Reporting Date	230	77 167	86 784
Accounts Receivable with Repayment Expected In over 12 Months From Reporting Date	240	2 337 037	1 971 612
Short-Term Financial Investments	250	897 972	1 525 193
Cash and Cash Equivalents	260	219 791	330 070
TOTAL Chapter II	290	4 291 467	4 982 748
Balance (Paragraphs 190 + 290)	300	27 452 584	27 343 864

LIABILITIES

III. CAPITAL AND RESERVES			
Charter Capital	410	4 029 004	4 029 004
Including:			
Preference Shares	41001	522 144	522 144
Equity Shares	41002	3 506 860	3 506 860
Share Premium and Revaluation Reserve	420	19 793 096	19 769 320
Capital Reserve	430	105 456	122 473
Social Security Fund	440	1 171	1 161
Retained Profit of Preceding Years	460	832 873	678 384
Retained Profit of the Accounting Year	470	-	117 519
Uncovered Loss of the Accounting Year	475	-	-
TOTAL Chapter III	490	24 761 600	24 717 861
IV. ONG-TERM LIABILITIES			
Loans And Credits	10	12 344	07 981
Other Long-Term Liabilities	20	23 488	82 561
TOTAL Chapter IV	90	035 832	090 542
V. SHORT-TERM LIABILITIES			
Loans and Credits	10	9 669	79 686
Accounts payable	2 0	387 177	027 717
Payable to Founders on Income's Payments	30	13	1 601
Deferred Income	4 0	98 093	216 457
Reserve Fund for Future Expenses and Payments	650	-	-
Other Short-Term Liabilities	660	-	-
TOTAL Chapter V	690	1 655 152	1 535 461
Balance (Paragraphs 490+590+690)	700	27 452 584	27 343 864

* Russian Accounting Standards

6.4. Profit and Loss Statement as at 31.12.2002 (RUR Thousand)*

	Paragraph	01.01.2002	01.01.2003
I. Earnings and Expenses for Routine Operations			
Net Revenues from Sales of Goods, Products, Services and Works (Less VAT, Excise Duty and Other Similar Obligatory Payments)	010	14 671 971	11 125 688
Including the Following Sales: Power to Domestic Consumers	011	10 025 163	7 831 574
Power for Export	012	-	-
Heat	013	3 790 936	2 660 389
Subscriber Payments to RAO UES of Russia	014	-	-
Other Industrial Goods, Products, Services and Works	015	805 943	596 524
Other Non-Industrial Goods, Products, Services and Works	016	49 929	37 201
Cost of sold Goods, Products, Services and Works	020	13 964 711	10 006 883
Including: Power to Domestic Consumers	021	9 648 796	6 781 495
Power for Export	022	-	-
Heat	023	3 697 393	2 766 786
Subscriber Payments to RAO UES of Russia	024	-	-
Other Industrial Goods, Products, Services and Works	025	552 000	423 448
Other Non-Industrial Goods, Products, Services and Works	026	66 522	35 154
Gross Profit (010 - 020)	029	707 260	1 118 805
Commercial Expenditures	030	1 067	108 152
Management Expenditures	040	-	-
Profit (Loss) from Sales (Paragraphs 010 – 020 – 030 - 040)	050	706 193	1 010 653
II. Operating Earnings and Expenses			
Interest Receivable	060	13 961	17 518
Interest Payable	070	33 424	18 291
Earnings from Equity Interest in Other Companies	080	2	2 208
Other Operating Income	090	4 288 410	1 128 723
Other Operating Expenses	100	4 584 244	1 268 047
III. Non-Operating Earnings			
Non-Operating Income	120	88 657	35 959
Non-Operating Expenses	130	303 649	257 909
Profit before tax (Paragraphs 050+060-070+080+ +090-100+120-130)	140	175 906	650 814
Profit Tax and Other Similar Obligatory Payments	150	58 493	310 585
Profit (Loss) from Business Activity	160	117 413	340 229
Exceptional Income	170	9 213	119
Exceptional Expenses	180	9 107	17
Net (Undistributed) Profit for the Accounting period (Paragraphs 160+170-180+184)	19 010	117 519	340 331

* Russian accounting Standards

6.5. Audit Report

In our opinion the financial (accountancy) reports of Open Joint-Stock Company for Power and Electrification SAMARAENERGO reflects authentically in all material aspects the financial status as on 31.12.2002, and the results of financial and economic operations for the period from 01.01.2002 to 31.12.2002 inclusive.
18th of March, 2003

General Director
Of CJSC INAUDIT-NKG: Mr. M.A. Abramov
Auditor: Mr. M.V. Gorbulin
(Certificate by the RF Ministry of Finance dd. 09.08.01; Term of Validity: 3 years)

Profit Distribution Approved by the Annual General Assembly of Shareholders (AGAS)

	AGAS 2000	AGAS 2001	AGAS 2002	Recommendations of AGAS for 2003
Retained Profit (RUR Thousand)	403 967	526 679	340 331	117 843
Reserve Fund (RUR Thousand)	21 334	26 334	17 017	5 893
Accumulation Fund (RUR Thousand)	64 102	77 941	162 154	-
Dividends (RUR Thousand)	56 999	149 892	161 160	111 950
Other Purposes (RUR Thousand)	29 433	83 262	-	-

History of Corporate Dividend Payments for the Last 3 years

	2000 (for 1999)	2001 (for 2000)	2002 (for 2001)	2003 Recommended (for 2002)
Dividend per 1 Equity Share (RUR)	0,01	0,035	0,04	0,027786
Dividend per 1 Preference Share (RUR)	0,042	0,052	0,04	0,027786
Total Dividends Accrued (RUR Thousand)	56 905	148 971	160 639	111 950
Dividend Revenue Performance (1 Equity Share)	1,39	5,42	3,9	-
Dividend Revenue Performance (1 Preference Share)	12,56	17,9	6,76	-

8.1. Corporate Investments Including Allocations for Reconstruction and Technical Re-Equipment


Total Investments Including VAT (rar thousand)
Including those for reconstruction and technical re-equipmen
thousand RUR
1000000
800000
700000
600000
500000
400000
300000
200000
100000
0
2000
2001
2002

In 2000 the volume of investments made up 438975 thousand RUR including *356462 thousand RUR allocated for reconstruction and technical re-equipment* (81% of the total volume); in 2001: 487624 thousand RUR and 441900 respectively (91%); in 2002: 775841 and 738974 respectively (95%).

8.2. Sources of Funding for Investment Programmers (Profit, Capital Charges, Others)

Internal funds are the major source of funding investment programmes of SAMARAENERGO.

Development of investments during the period from 2000 to 2002 in the sources breakdown looks as follows:

	2000			2001			2002		
	Planned	Actual	Performance (%)	Planned	Actual	Performance (%)	Planned	Actual	Performance (%)
TOTAL (RUR Thousand)	399628	438975	109,8	435340	487624	112	771515	775841	100,6
Including:									
Capital Charges	377589	397837	105,4	382289	402919	105,4	762515	740867	97,2
Profit	10912	12470	114,3	53051	45477	85,7	9000	2782	30,9
Other Sources	11127	28668	257,6	0	39228		0	32192	

Information about the results of the General Annual Shareholders Meeting for 2002.

Joint Stock Company of Energetics and Electrification "Samaraenergo"

Address: ***Russian Federation, 443100, Samara, Ul. Mayakovskogo, 15***

The General Annual Shareholders Meeting of JSC "Samaraenergo" was held on June 16, 2003. The Meeting was held in form of conjoint attendance with preliminary sending out voting bulletins. The Meeting address: Russia, Samara, Ul. Mayakovskogo, 15.
According to registration data shareholders and their representatives, who took part in the Meeting, own jointly 3 031 857 754 of ordinary shares votes, which amounts to 86, 4550% of the overall quantity of voting shares, comprehending votes of shareholders, who voted on the Meeting Agenda in absentia.

The Meeting had envisaged and put to the vote the following resolutions of the Agenda:

Question 1 of the Agenda: About confirmation of the Annual Account for 2002, Annual Balance Sheet including Account of profit and losses for the results of financial year.

Voting results:	*Quantity of votes*	*% of quantity of the Meeting participants*
"for"	*2 875 625 673*	*94,8470*
"against"	*0*	*0,0000*
"abstained	*36 918*	*0,0012*

THE MEETING DECISION:

1. **To confirm the Annual Report for 2002**
2. **To confirm the Annual Balance Sheet for 2002**
3. **To confirm the Account of profit and losses for 2002.**

Question 2 of the Agenda: About distribution of profit and losses for 2002.

Voting results:	*Quantity of votes*	*% of quantity of the Meeting participants*
"for"	*3 031 533 872*	*99,9893*
"against"	*20 678*	*0,0007*
"abstained	*3 731*	*0,0001*

THE MEETING DECISION:

To confirm the following distribution of profit for 2002 (thousand Rub.):

	(thousand Rubles)
Retained earnings (losses) for accounting period	117 843
Including: Reserve fund	5 893
Accumulation fund	

Question 3 of the Agenda: ***About the annual dividend payment.***

Voting results:	***Quantity of votes***	***% of quantity of the Meeting participants***
"for"	*3 031 240 936*	*99,9797*
"against"	*333 690*	*0,0110*
"abstained	*11 697*	*0,0004*

THE MEETING DECISION:

To pay dividends for 2002 in value 0,027786 Rub per one common share in monetary form during the 60 days after taking the decision;

To pay dividends for 2002 in value 0,027786 Rub per one preferred share in monetary form during the 60 days after taking the decision.

Question 4 of the agenda: ***About election of members of the Board of Directors.***

Distribution of votes:

	Name of the candidate	*Quantity of votes*	*%*
1	***Pavel Teplukhin***	*3924736733*	*12.9450*
2	***Dmitry Azarov***	*3689904430*	*12.1704*
3	***Boris Remezentsev***	*2937812806*	*9.6898*
4	***Sergei Vasiliev***	*2849779303*	*9.3994*
5	***Vladimir Avetisian***	*2845273780*	*9.3846*
6	***Rdion Kim***	*2842858283*	*9.3799*
7	***Dmitry Shtikov***	*2843534975*	*9.3789*
8	***Vladimir Buss***	*2807766675*	*9.2609*
9	***Aleksandr Chaburin***	*2792039735*	*9.2090*
10	***Aleksei Kalinin***	*2685749152*	*8.8584*
11	***Vasily Nikonov***	*11032930*	*0.0364*
12	***Galina Pshenichnaia***	*8282817*	*0.0273*
13	***Evgeny Bykhanov***	*2417105*	*0.0080*
14	***Roman Kozlov***	*2415037*	*0.0080*
15	***Andrey Kostiashkin***	*2150510*	*0.0071*
	AGAINST all of candidates	*0*	*0.0000*
	ABSTAINED all candidates	*0*	*0.0000*

THE MEETING DECISION:

To elect The Board of Directors of 10 persons: Vladimir Avetisyan, Dmitry Azarov, Vladimir Buss, Sergei Vasiliev, Aleksei Kalinin, Radion Kim, Boris Remezentsev,Pavel Teplukhin, Aleksandr Chaburin, Dmitri Shtikov.

Question5 of Agenda. About election of members of the Revision Commission.

Distribution of votes

№	Name	"for"	"for", %	"against"	"abstained"
1	Olga Kovshova	3026906627	99,8367%	0.0006%	0.0509%
2	Andrei Mednikov	3026893915	99.8363%	0.0034%	0.0520%
3	Mikhail Stepanov	3026888105	99.8361%	0.0041%	0.0520%
4	Larisa Malinovskaia	3026875596	99.8357%	0.0059%	0.0501%
5	Yulia Smirnova	3026866496	99.8354%	0.0412%	0.0516%

THE MEETING DECISION:

To elect the Revision Commission of 5 persons: ***Olga Kovshova, Andrey Mednikov, Larisa Malinovskaya, Yulia Smirnova, Mikhail Stepanov***

Question 6 of the Agenda: About confirmation of the auditor of the Company

Voting results:	Quantity of votes	% of quantity of the Meeting participants
"for"	3 026 526 156	99,8241
"against"	399 063	0,0132
"abstained	97 755	0,0032

THE MEETING DECISION:

To confirm the «MOORE STEPHENS» company, London, to be the auditor of the Company.

Question 7 of the Agenda. About entering changes and additions to the Carter of JSC «Samaraenergo».

Voting rezults:

Item 1 of the Question 7:

Voting results:	Quantity of votes	% of quantity of the Meeting participants
"for"	2 036 901 904	67,1833
"against"	989 686 076	32,6429
"abstained	83 720	0,0028

THE MEETING DECISION:

According to the voting results the decision was not taken.

Item 2 of the Question 7:

Voting results:	Quantity of votes	% of quantity of the Meeting participants
"for"	3 026 526 156	99,8241
"against"	399 063	0,0132
"abstained	97 755	0,0032

THE MEETING DECISION:

To confirm changes and additions suggested in Item 2 of Question 7 according to the voting results.

Question 8 of the Agenda: About Confirmation of "Regulations of order of General shareholders Meeting preparation and prosecution".

Voting results:	*Quantity of votes*	*% of quantity of the Meeting participants*
"for"	*3 028 282 025*	*99.8821*
"against"	*3 010 920*	*0,0993*
"abstained	*336 988*	*0,0111*

THE MEETING DECISION:

To confirm "Regulations of order of General shareholders Meeting preparation and prosecution".

Question 9 of the Agenda: About paying fees and compensations to members of the Board of Directors.

Voting results:	*Quantity of votes*	*% of quantity of the Meeting participants*
"for"	*2 995 806 529*	*98,8109*
"against"	*31 549*	*0,0010*
"abstained	*35 786 465*	*1,1803*

THE MEETING DECISION:

To confirm new wording of the Regulation of paying fees and compensations to members of the Board of Directors of Company.

Representative of the managing company, Director for corporate policy and property administration, JSC "Srednevolzshskaya Interregional Management Energy Company" **V.V. Nikonov**

03 SEP 29 7:21



Годовой отчет. Annual report || 2002

САМАРАЭНЕРГО





1.1. Обращение Генерального директора ОАО "СМУЭК" В.Е. Аветисяна.

Прошедший 2002 год был для АО «Самараэнерго» юбилейным. Самарской энергосистеме исполнилось ровно 70 лет и, говоря об итогах работы акционерного общества, мы можем с гордостью отметить, что энергосистема закончила его достойно, еще раз подтвердив свое право называться одним из лучших энергетических предприятий России.

Решив круг задач, связанных со сбытовой деятельностью, и накопив значительный запас финансовой прочности, АО «Самараэнерго» смогло перейти от антикризисного режима деятельности к работе по развитию компании с учетом реалий складывающегося конкурентного рынка электроэнергии. Подготовлен и передан в проектный комитет РАО «ЕЭС России» проект реформирования энергосистемы, начаты работы по регистрации имущества компании и прекращению участия в непрофильных видах деятельности. В 2002 году акционерам ОАО «Самараэнерго» были полностью выплачены дивиденды за 2001 год. Стабильно и значимо росли коэффициенты срочной и текущей ликвидности. Были полностью выполнены задания оперативной комиссии РАО «ЕЭС России», значительно сокращены дебиторская и кредиторская задолженности акционерного общества. Годовым собранием акционеров в 2002 году принят Устав ОАО «Самараэнерго» в новой редакции, отражающей изменения в законодательстве и расширяющей компетенцию Совета директоров.

Помимо выполнения необходимых объемов ремонтных работ, велась активная деятельность по техническому перевооружению предприятий энергосистемы. Так, если в 2001 году вложения в техническое перевооружение, реконструкцию и новое строительство по АО «Самараэнерго» составили 479 млн. рублей, то в 2002 году эта сумма выросла уже до 770 млн. рублей. Важно отметить, что поскольку успешное функционирование энергетической компании на конкурентном рынке возможно лишь при внедрении новых технологий, позволяющих снизить себестоимость предлагаемой потребителям энергетической продукции, эта работа является в настоящий момент приоритетной. В числе масштабных проектов технического перевооружения, успешно завершенных в прошлом году, - работы по переноске теплофикационной турбины Р-50 с Новокуйбышевской ТЭЦ-2 на Самарскую ТЭЦ. Расчеты показывают, что ввод новой турбины на Самарской ТЭЦ позволит станции дополнительно вырабатывать в год до 178 миллионов киловатт/час, что принесет энергосистеме более 1 миллиона долларов. При этом, если в среднем по РАО «ЕЭС России» ввод одного киловатта мощности обходится в сумму эквивалентную 500 долларам США, то перенос турбины позволил затратить на ввод новых мощностей гораздо меньшую сумму - около 80 долларов за киловатт. Реализация еще одного уникального проекта была завершена в декабре 2002 года на Тольяттинской ТЭЦ. Турбина №6, рассчитанная на отпуск пара промышленным потребителям, находилась в режиме консервации около 8 лет. Теперь она модернизирована для работы на бытового потребителя. Подобное переоборудование осуществлено в России впервые. В результате реализации этого проекта удалось получить дополнительно 30 МВт тепловой мощности для снабжения теплом населения Тольятти.

Еще одним из наиболее значимых успехов АО «Самараэнерго» в 2002 году является сохранение крупных потребителей от ухода на ФОРЭМ. Это стало возможным, во-первых, благодаря планомерному снижению издержек компании на производство тепловой и электрической энергии и, во-вторых, работе по ликвидации перекрестного субсидирования, проводимой совместно с Региональной энергетической комиссией Самарской области. Еще одним важным шагом, направленным на лучшее удовлетворение интересов потребителей, а значит, и на обеспечение стратегических интересов акционерного общества, стало введение 30.07.02 г. дифференцированных тарифов по уровням напряжения. Находясь в конкурентных условиях с ФОРЭМ, энергосистема сделала все возможное для того, чтобы сохранить крупных и платежеспособных потребителей, несмотря на то, что предпринятые меры значительно ограничили уровень фактической рентабельности производства.

По итогам 2002 года, несмотря на неблагоприятную рыночную конъюнктуру, акционерным обществом была получена прибыль в размере 117,5 млн. рублей, что оказалось достаточным для обеспечения всех необходимых платежей компании.

Подводя итоги работы АО «Самараэнерго» в 2002 году, необходимо отметить, что благодаря предпосылкам, созданным на основе проведенных мероприятий по совершенствованию корпоративного управления и улучшению финансово-производственных показателей системы, можно предположить, что и в 2003 году акционерное общество сможет работать стабильно.

Как и в прошедшем году, основная стратегия развития Акционерного общества будет определяться необходимостью подготовки к функционированию в рыночных условиях и общим ходом реформирования энергетической отрасли Российской Федерации.

Также в 2003 году будет продолжена работа по оптимизации производственной деятельности Общества. До конца 2003 года должно произойти юридическое обособление ряда подразделений ОАО «Самараэнерго» - филиалов «ПРП», «СЭСР», «Автобаза». Имущество, учитываемое на балансе этих обособленных подразделений, будет передано в уставный капитал дочерних обществ. Кроме того, в 2003 году предлагается передать деятельность по диспетчерскому управлению внешнему оператору - ОАО «СО ЦДУ ЕЭС». Соответствующие решения приняты «главным» акционером Общества - ОАО «РАО «ЕЭС России».

Мы уверены, что при подведении итогов уже 2003 года АО «Самараэнерго» вновь будет признано одной из самых надежных энергетических систем России. Залогом того выступают высокий профессионализм коллектива компании и поддержка акционеров в деле подготовки энергосистемы к реформированию.

В.Е. Аветисян



1.2. Обращение Председателя Совета директоров ОАО "Самараэнерго" Б.Ф. Ремезенцева.

Уважаемые акционеры!

В 2002 году «Самараэнерго» отпраздновало 70-летний юбилей. У нас есть история и традиции, которыми мы гордимся. Мы являемся «прозрачной» компанией, открытой для своих акционеров, партнеров, потребителей и сотрудников. У нас есть команда профессионалов, которая дорожит званием энергетика, которая отдает все свои силы, знания, опыт нашей энергосистеме.

В прошедшем году АО «Самараэнерго» активно готовилось к реформированию энергосистемы - проводилась работа по прекращению участия компании в непрофильных видах деятельности, были проведены подготовительные работы по учреждению 100-процентных дочерних обществ по ремонтному и сервисному обслуживанию энергетического производства. Кроме того, в 2002 году были зарегистрированы права собственности на недвижимое имущество магистральных электрических сетей и объектов генерации.

Новая редакция устава, принятая в прошлом году, значительно расширила полномочия Совета директоров «Самараэнерго», который принял важные решения, касающиеся грядущих преобразований. Состоялось более двадцати заседаний Совета по всему спектру вопросов деятельности компании. Наибольшее внимание уделялось темам подготовительного этапа реформирования, технического перевооружения, финансово-экономической и сбытовой деятельности, перспективам развития и совершенствования корпоративных методов управления. В 2002 году четыре раза, как в форме очного, так и заочного голосования прошли общие собрания акционеров.

Оценивая работу управляющей компании, считаю необходимым отметить большую роль и профессионализм Генерального директора Владимира Евгеньевича Аветисяна и всей команды менеджеров «СМУЭК». Несомненна их заслуга в том, что рейтинговая оценка ОАО «Самараэнерго» сегодня самая высокая. «Самараэнерго» продолжает лидировать по многим показателям среди энергосистем РАО. Доказательством этого служит то, что методики, разработанные и реализуемые менеджментом управляющей компании в АО «Самараэнерго», тиражируются в других АО-энерго.

Одним из ключевых событий 2002 года стала работа «Самараэнерго» по ликвидации системы перекрестного субсидирования, проводимая совместно с Региональной энергетической комиссией. В результате от выхода на ФОРЭМ были сохранены крупные потребители и подготовлена тарифная основа для реформирования энергетики.

В прошедшем году «Самараэнерго» являлось одним из наиболее устойчивых акционерных обществ, работающих в российской энергетике. По итогам работы в 2002 году были выполнены показатели бизнес-планов по объемам реализации и погашению задолженности. Этот факт, несомненно, отразился на существенном росте курсовой стоимости акций нашего предприятия. Устойчивая и рентабельная работа общества позволила начислить дивиденды по итогам 2002 года.

Необходимо отметить последовательную и твердую поддержку главного акционера РАО «ЕЭС России» по сбору денежных средств за отпущенные ресурсы и в тарифной политике. Это позволило «Самараэнерго» более устойчиво пройти зимний сезон.

Финансовая стабильность АО «Самараэнерго» дала возможность осуществить в прошлом году необходимые работы по техническому перевооружению и ремонту оборудования. Так, например, реализован крупнейший проект по вводу в эксплуатацию по существу новой турбины на Самарской ТЭЦ.

В 2002 году энергетики создали благоприятные условия для успешного функционирования «Самараэнерго» с тем, чтобы реформирование нашего акционерного общества привело к еще большей эффективности в работе всех подразделений, к достойным условиям труда и жизни всех работников энергосистемы и акционеров нашей компании.

Совет директоров АО «Самараэнерго» выражает искреннюю благодарность акционерам за поддержку и понимание деятельности руководства компании.

Б.Ф. Ремезенцев





Самарская ГРЭС – пульт управления. 1900 г.

...Мраморный пульт управления и чугунный рычаг созданы в конце XIX века. Поко
энергетиков XXI века переняло эстафету управления энергией у своих праде

2.1. Географическое положение.

ОАО «Самараэнерго» – крупнейшая энергосистема Среднего Поволжья, обеспечивающая стабильное энергоснабжение потребителей Самарской области на территории 53,6 тыс. км. Численность населения региона – 3,3 млн. человек, количество хозяйствующих субъектов – 82,2 тысяч.
Основой экономики Самарской области является промышленность, в том числе:
• автомобильная;
• нефтедобывающая и нефтеперерабатывающая;
• химическая и нефтехимическая;
• цветная металлургия;
• авиационное и космическое машиностроение.
Отпуск электроэнергии осуществляется ОАО "Самараэнерго" по линиям электропередач общей протяженностью 34 390 км, расположенным на всей территории Самарской области.

ОАО "Самараэнерго" осуществляет централизованное теплоснабжение крупнейших городов Самарской области: Самары, Тольятти, Новокуйбышевска и Сызрани. Общая протяженность по трассе тепловых сетей, принадлежащих энергосистеме, - 470,85 км. Общая протяженность паропроводов – 25,09 км.

2.2. Краткая история

Первым источником электроэнергии в Самарской области стала Самарская ГРЭС, которая была построена при участии компании Siemens & Halske в 1900 г. Именно с нее берет начало Самарская энергетика.

Дальнейшее развитие ОАО "Самараэнерго" связано с эвакуацией в область в годы войны оборонных предприятий, ростом нефтедобычи в регионе и развитием электротранспорта. В период с 1941 по 1972 г. в области построено 7 теплоэлектростанций: Безымянская ТЭЦ в 1941 г., Сызранская ТЭЦ в 1947 г., Новокуйбышевские ТЭЦ-1 (1951 г.) и ТЭЦ-2 (1962 г.), Тольяттинская ТЭЦ (1960 г.) , ТЭЦ ВАЗа (1969 г.), Самарская ТЭЦ (1972 г.). Проложены линии электропередач, созданы системы централизованного теплоснабжения крупных городов области.

2.3. Организационная структура Общества


Общее собрание акционеров
Совет директоров
Ревизионная комиссия
Управляющая организация
(исполнительный орган)
Исполнительная дирекция
Филиалы

Общество имеет 23 филиала, в том числе 8 - электростанции, 4 – электрические сети, а также тепловые сети, ремонтно-строительные предприятия, энергосбыт и прочие.

2.4. Основные показатели

Наименование электростанций	Установленная электрическая мощность МВт	Установленная тепловая мощность Гкал/ч
Тольяттинская ТЭЦ	710	2497
ТЭЦ Волжского автозавода	1172	3903
Самарская ТЭЦ*	390	1942
Безымянская ТЭЦ	183,7	1574
Самарская ГРЭС	53	1807
Новокуйбышевская ТЭЦ-1	236	1419
Новокуйбышевская ТЭЦ-2	470	1670
Сызранская ТЭЦ	255	1058
ТОК		500
ТА №5 на СамТЭЦ введен в эксплуатацию 30.12.02 и его установленная мощность не учитывается в средней мощности СамТЭЦ в 2002 г		
АО "Самараэнерго"	3469,7	16370

Установленные электрические и тепловые мощности

	1996 г.	1997 г.	1998 г.	1999 г.	2000 г.	2001 г.	2002 г.
МВт	16238	16473	16513	16513	16513	16370	16370
Гкал/ч	3482,7	3482,7	3494,7	3494,7	3494,7	3469,7	3469,7


16550
16500
16450
16400
16350
16300
16250
16200
16150
16100
3500
3495
3490
3485
3480
3475
3470
3465
3460
3455
1996
1997
1998
1999
2000
2001
2002

2.5. Факторы риска

Производственная деятельность ОАО «Самараэнерго» и соответственно его прибыльность подвержены влиянию политических, законодательных, финансовых и административных изменений, время возникновения которых и характер воздействия на энергетическое производство непредсказуемы. Необходимо учитывать также высокую степень влияния государства на деятельность энергетической отрасли, в частности, посредством жесткого государственного контроля над тарифами. В этом смысле можно считать деятельность Общества подверженной различного рода рискам. Кроме того, в связи с высокой капиталоемкостью отрасли возникает риск физического ущерба. Существенно повлиять на результаты деятельности Общества могут изменения, связанные с проведением реструктуризации отрасли.



Теперь уже демонтированная подстанция. 1936-2003 гг.

... Почти архаичный значок «Фольксвагена» на недавно демонтированной подстанции пережил Вторую мировую и два враждующих режима. Разве нет здесь глубокого смысла? Трансформация тока способна трансформировать сознание

3.1. Принципы. Документы

Общество стремится к увеличению прибыли при стабильном росте доверия акционеров и возможных инвесторов. В своей деятельности Общество основывается на исполнении требований Российского законодательства и прочих норм, в частности, документов ФКЦБ России, обеспечивая таким образом защиту прав акционеров и инвесторов. В Обществе действуют утвержденные общими собраниями акционеров Положения, разработанные в соответствии с современным законодательством и устанавливающие права и обязанности акционеров и органов управления, а также процедуры их исполнения. Благодаря регулярному освещению в СМИ и в специальных изданиях основных событий и проблем энергосистемы, размещению на Web-сайте основных документов и информационных материалов, Обществом соблюдается прозрачность и информационная открытость. Осуществляются контроль и оценка качества управления бизнесом, в частности, путем ежеквартального рассмотрения Советом директоров отчетов единоличного исполнительного органа Общества, ОАО «СМУЭК», об эффективности управления.
Общество неуклонно стремится к соблюдению основных принципов корпоративного поведения, зафиксированных в Кодексе корпоративного поведения, одобренном на заседании Правительства Российской Федерации от 28.11.2001 г., а именно: всем акционерам Общества, независимо от их доли, обеспечены условия управлять Обществом через участие в общих собраниях, получать дивиденды, а также полную и достоверную информацию об Обществе. Совет директоров, избранный акционерами на альтернативной основе при помощи кумулятивного голосования, осуществляет стратегическое управление деятельностью Общества, при этом постоянно расширяется область компетенции Совета директоров в вопросах управления Обществом; исполнительный орган, функции которого переданы управляющей организации, обеспечивает эффективное руководство текущей деятельностью общества в соответствии с финансово-хозяйственным планом Общества и подотчетен Совету директоров и акционерам Общества; Обществом соблюдается принцип своевременного раскрытия информации доступным акционерам способом; эффективное управление Обществом сочетается с учетом государственных и муниципальных интересов; обеспечивается контроль над финансово-хозяйственной деятельностью Общества, благодаря деятельности службы внутреннего аудита и внешнего аудитора Общества, избранного общим собранием акционеров из числа кандидатур, предложенных акционерами Общества.

3.2. Информация о членах органов управления и контроля Общества

3.2.1. Совет Директоров

В соответствии с Уставом Общества в состав Совета директоров входит 10 человек. В составе Совета директоров Общества два независимых директора. Действующий состав Совета директоров избран 10.06.02 г. годовым общим собранием акционеров по итогам 2001 года.

Ремезенцев Борис Федорович – Председатель Совета директоров, впервые избран на эту должность общим собранием акционеров 3.12.99 г., членом Совета директоров Общества является с 1993 года. Год рождения – 1937, гражданство – Россия, до избрания на должность Председателя Совета директоров являлся Генеральным директором «Самараэнерго». В настоящее время входит в Совет директоров САК «Энергополис».

Аветисян Владимир Евгеньевич – член Совета директоров Общества с 1999 года. Год рождения – 1958, гражданство – Россия, в настоящее время является Генеральным директором управляющей организации, ОАО «Средневолжская межрегиональная управляющая энергетическая компания» (ОАО «СМУЭК»). Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО «СМУЭК» (член Совета директоров), ООО «Управляющая компания холдинга «Волгопромгаз» (Председатель Правления), ЗАО «КБ «Газбанк» (Председатель Совета директоров), АО «Межрегиональный Волго-Камский банк реконструкции и развития» (Заместитель Председателя Совета директоров), ОАО «Авиакомпания «Самара» (член Совета директоров), ОАО «Самарский деловой центр» (член наблюдательного совета).

Азаров Дмитрий Игоревич – член Совета директоров Общества с 2002 года. Год рождения – 1970, гражданство – Россия, Генеральный директор ООО «Средневолжская газовая компания»; Генеральный директор ОАО «Самарагаз» (по совместительству). Входит в состав исполнительных органов и Совета директоров ООО "АТЕКС" (председатель Совета директоров).

Безукладников Петр Вольфрамович – член Совета директоров Общества с 2001 года. Год рождения – 1959, гражданство – Россия, в настоящее время - Генеральный директор Представительства ОАО «РАО «ЕЭС России» Севзапэнерго» . Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Дальвостокэнерго" (Председатель Совета директоров), ОАО "Свердловскэнерго" (член Совета директоров), ОАО "Харанорская ГРЭС" (член Совета директоров), ОАО "Дальневосточная управляющая энергетическая компания" (член Совета директоров).

Бусс Владимир Александрович – член Совета директоров Общества с 2000 года. Год рождения – 1942, гражданство – Россия, Генеральный директор Представительства РАО «ЕЭС России» «Волгаэнерго». Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Мариэнерго" (Председатель Совета директоров). ОАО "Ульяновскэнерго" (Председатель Совета директоров), ОАО "Саратовэнерго" (член Совета директоров) корпорация "Единый электроэнергетический комплекс" (член наблюдательного совета).

Ким Радион Суерович – член Совета директоров Общества с 2002 года. Год рождения – 1955 гражданство – Россия, начальник отдела, заместитель начальника Департамента, начальник Департамента по работе с органами власти и общественными организациями ОАО "РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Ростовэнерго" (член Совета директоров), ОАО "Красноярскэнерго" (член Совета директоров).

Кучеров Юрий Николаевич – член Совета директоров Общества с 1998 года. Год рождения – 1951, гражданство – Россия, начальник Департамента стратегии развития и научно-технической политики ОАО "РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: ВНИИЭ (Председатель Совета директоров) НИИПТ (член Совета директоров), НИИЭС (член Совета директоров), НИЦ ВВА (Председатель Совета директоров), СибНИИЭ (член Совета директоров), Энергетический углеродный фонд (член Совета директоров).

Никонов Василий Владиславович – член Совета директоров Общества с 2002 года. Год рождения – 1972, гражданство – Россия, директор по корпоративной политике и управлению собственностью ОАО "СМУЭК". В органы управления других обществ не входит.

Рулькова Елена Викторовна – член Совета директоров Общества с 2002 года. Год рождения – 1958, гражданство – Россия, начальник отдела Департамента акционерного капитала и взаимодействия с акционерами ОАО "РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Тамбовэнерго" (член Совета директоров), ОАО "Мордовэнерго" (член Совета директоров).

Теплухин Павел Михайлович – член Совета директоров Общества с 2002 года. Год рождения – 1964, гражданство – Россия, Президент Управляющей компании «Тройка Диалог» Входит в состав исполнительных органов и советов директоров следующих компаний. ОАО "Мосэнерго" (член Совета директоров), ОАО "Торговый дом ГУМ" (член Совета директоров), ЗАО "Управляющая компания "Тройка Диалог" (член наблюдательного совета). ОАО "Мостотрест" (член наблюдательного совета).

В соответствии с действующим в Обществе «Положением о выплате членам Совета директоров вознаграждений и компенсаций ОАО «Самараэнерго», в течение 2002 года членам Совета директоров было выплачено 2 550 095 рублей (согласно требованиям ФКЦБ РФ к ежеквартальной отчетности, указанная сумма включает зарплату, премии, комиссионные и иные имущественные представления).

3.2.2. Ревизионная комиссия

В соответствии с Уставом Общества в Ревизионную комиссию входит 5 человек. Действующий в настоящее время состав Ревизионной комиссии избран 10.06.02 г. годовым общим собранием акционеров по итогам 2001 года.

Ковшова Ольга Владимировна - ведущий специалист отдела анализа и контроля «Волгаэнерго»;

Малиновская Лариса Петровна - начальник экономического управления ОАО «СМУЭК»;

Медников Андрей Юрьевич - советник по работе в ревизионных комиссиях «Волгаэнерго»;

Теряев Николай Иванович - начальник службы внутреннего аудита ОАО «Самараэнерго»;

Штыков Дмитрий Викторович - и.о. начальника отдела Департамента корпоративной политики РАО «ЕЭС России».

В соответствии с действующим в обществе Положением о выплате членам Ревизионной комиссии ОАО «Самараэнерго» вознаграждений и компенсаций, в течение 2002 года членам ревизионной комиссии было выплачено 355 122 рубля.

3.2.3. Генеральный директор

Решением общего собрания акционеров ОАО «Самараэнерго» от 16.02.01 г. функции единоличного исполнительного органа Общества переданы управляющей организации – ОАО «Средневолжская межрегиональная управляющая энергетическая компания» (ОАО «СМУЭК»). ОАО «СМУЭК» создано при 100%-ном участии ОАО «РАО «ЕЭС России». Генеральным директором ОАО «СМУЭК» является Аветисян Владимир Евгеньевич. В Совет директоров ОАО «СМУЭК» входят:

Меламед Леонид Борисович - первый заместитель Председателя Правления РАО «ЕЭС России»;

Аветисян Владимир Евгеньевич – Генеральный директор ОАО «СМУЭК»;

Габдушев Марат Жамангараевич – заместитель Генерального директора Представительства ОАО «РАО «ЕЭС России» «Волгаэнерго»;

Зубакин Василий Александрович - начальник Департамента экономики Холдинга и дочерних обществ РАО «ЕЭС России»;

Козлов Роман Анатольевич – начальник отдела Департамента корпоративной политики ОАО «РАО «ЕЭС России» (в 2002 году), в настоящее время – генеральный директор ООО «Технологии корпоративного управления».

Костенко Владимир Иванович - начальник Департамента по оперативному контролю и координации деятельности акционерных обществ РАО «ЕЭС России».

Оксузьян Олег Борисович - Директор по корпоративному управлению ОАО «РАО «ЕЭС России».

В соответствии с действующим в Обществе Договором № 805-УСЭ от 08 мая 2001 г. об оказании услуг по выполнению функций исполнительного органа ОАО «Самараэнерго», за 2002 год исполнительному органу было выплачено 99 млн. рублей в виде вознаграждения за эффективность управления и компенсации затрат по выполнению функций единоличного исполнительного органа.

3.2.4. Правление

ОАО «Самараэнерго» не имеет коллегиального исполнительного органа согласно Уставу.

3.3. Дочерние и зависимые общества

Долгосрочные финансовые вложения Общества на конец отчетного года составляют 19,487 млн. руб., которые в основном представляют вложения ОАО «Самараэнерго» в акции других предприятий на 17, 961 млн. руб. За 2002 год долгосрочные финансовые вложения возросли на 0,34 млн. руб., что связано с созданием двух дочерних обществ: ОАО «СамПРПЭ», ОАО «Предприятия социально-бытового назначения».

Дочерние общества:

Наименование дочернего общества	Основные виды деятельности	Суммы вложений, тыс. руб.	Доля в уставном капитале по состоянию на 31.12.02
ОАО «Самарское производственно-ремонтное предприятие энергетики»	ремонтная деятельность	150	100%
ОАО «Предприятия соцбыт назначения»	туристическая деятельность	150	100%
ЗАО «АКПО»	Антикор. покрытие труб	272	97,9
ОАО «ФТД Самараэнерго»	Торговая деятельность	100	51
ООО «Энергетическая расчетная компания»	Проведение расчетов и взаимозачетов	500	100

Общество владеет обыкновенными акциями дочерних обществ. В 2002 году были учреждены два дочерних общества - ОАО «СамПРПЭ», ОАО «Предприятия социально-бытового назначения» - с уставным капиталом 150 000 рублей.

Зависимые общества:

Наименование зависимого общества	Основные виды деятельности	Суммы вложений, тыс. руб	Доля в уставном капитале по состоянию на 31.12.02
ЗАО «Волгаинформэнерго»	Информационные технологии	200	50
ООО «ЧОП «Энергозащита»	Охранная деятельность	100	50
ОАО «Турбоэнергосервис»	Производство ГТУ	100	40
ООО «Самарский сыр»	Стр-во маслосырзавода	2 724,78	31,1

3.4. Информация о существенных фактах (в соответствии с классификацией Ф

Сделок, признаваемых в соответствии с ФЗ «Об акционерных обществах» крупными сделками, а
сделками, в совершении которых имеется заинтересованность, в отчетном году не совершалось.

Совет директоров АО «Самараэнерго» объявляет о погашении, в соответствии с условиями Про
эмиссии, 15 февраля 2002 года бездокументарных именных дисконтных облигаций АО «Самара
выпуска 42-2-5, количество ценных бумаг выпуска - 1000000 шт. номинальной стоимостью 10 рубл
дая. Период обращения облигаций выпуска 42-2-5 - с 15.02.1995 г. до 15.02.2002 г.
Погашение облигаций производится путем выкупа. Выплата денежных средств в счет погашения
ций выпуска 42-2-5 производится владельцам облигаций, зарегистрированным на 14 февраля 200
20 часов 00 минут. Выплата денежных средств в погашение облигаций производится Платежным а
(АКБ «Газбанк», г. Самара) с 15 февраля 2002 г. по платежным реквизитам, указанным владельцами
тах владельцев облигаций выпуска 42-2-5.

11.02.2002 г. изменились доли участия в уставном капитале АО «Самараэнерго» лиц, входящих в
управления (Совет директоров):
Аветисян Владимир Евгеньевич, член Совета директоров АО «Самараэнерго», до изменения имел
уставном капитале 1,406%, после изменения - 0,003%;
Кислов Андрей Игоревич, член Совета директоров АО «Самараэнерго», до изменения имел долю в
ном капитале 1,403%, после изменения доли не имеет.

18.02.2002 г. состоялось заседание Совета директоров АО «Самараэнерго», которое приняло реш
созыве годового общего собрания акционеров АО «Самараэнерго» 10 июня 2002 года.
Дата составления списка акционеров, имеющих право на участие в собрании, - 25 апреля 2002 год

18.02.2002 г. состоялось заседание Совета директоров АО «Самараэнерго», в котором приняли у
7 членов Совета директоров из 10.
Советом директоров рассмотрены предложения в повестку дня собрания и кандидатуры в Совет ди
ров и ревизионную комиссию, предложенные акционерами, владеющими более чем 2% голосую
ций.
Приняты следующие решения, касающиеся проведения годового общего собрания акционеров:
- Определить дату проведения годового общего собрания акционеров Общества в форме совм
присутствия - 10 июня 2002 года.
- Место и время проведения годового общего собрания акционеров, почтовый адрес для направле
полненных бюллетеней, а также время регистрации лиц, имеющих право участвовать в собрании, бу
ределены на заседании Совета директоров по рассмотрению иных вопросов подготовки к годовом
му собранию акционеров Общества.
- Определить дату составления списка лиц, имеющих право на участие в годовом общем собрании
неров Общества, - 25 апреля 2002 года.
- Определить дату заседания Совета директоров Общества, проводимого для рассмотрения во
связанных с подготовкой к проведению годового общего собрания Общества, не рассмотренных на
ящем заседании, - 23 апреля 2002 года
Все решения приняты единогласно.

19.02.2002 г. состоялось заседание Совета директоров АО «Самараэнерго» , которое приняло реш
созыве внеочередного общего собрания акционеров АО «Самараэнерго» 25 марта 2002 года.
Дата составления списка акционеров, имеющих право на участие в собрании, - 19 февраля 2002 г

19.02.2002 г. состоялось заседание Совета директоров АО «Самараэнерго» , в котором приняли у
7 членов Совета директоров из 10.
Советом директоров приняты следующие решения:
1.1. Удовлетворить требование акционера Общества - «КВАРТЕРХАУС ИНВЕСТМЕНТС ЛИМИТЕД»
TERHOUSE INVESTMENTS LIMITED) о созыве внеочередного общего собрания акционеров Общест
звать внеочередное общее собрание акционеров Общества в форме совместного присутствия ак
ров. Определить дату, время и место проведения собрания: 12 часов 00 минут 25 марта 2002 г., г. С
ул. Маяковского, д. 15.
1.2. Определить дату составления списка лиц, имеющих право на участие во внеочередном общем
нии акционеров Общества, - 19 февраля 2002 г.
1.3. Утвердить следующую повестку дня внеочередного общего собрания акционеров Общества:
Об утверждении Устава Общества в новой редакции.
1.4. Определить в качестве информации (материалов), предоставляемой акционерам при подготовк
очередному общему собранию акционеров:
- проект Устава Общества в новой редакции, представленный акционером «КВАРТЕРХАУС ИН
МЕНТС ЛИМИТЕД» (QUARTERHOUSE INVESTMENTS LIMITED).
1.5. Определить, что в соответствии со ст. 56 ФЗ «Об акционерных обществах», функции счетной ко
возложены на регистратора Общества - ОАО «Центральный Московский депозитарий».
1.6. Определить следующий порядок сообщения лицам, указанным в списке лиц, имеющих право н
тие в общем собрании акционеров, о проведении внеочередного общего собрания акционеров:
1.6.1. Утвердить текст сообщения о проведении внеочередного общего собрания акционеров.
1.6.2. Определить, что сообщение о проведении внеочередного общего собрания акционеров, бю
для голосования направляются каждому лицу, указанному в списке лиц, имеющих право на участи
щем собрании акционеров, заказным письмом не позднее 4 марта 2002 г.
1.6.3. Опубликовать сообщение о проведении внеочередного общего собрания акционеров в газет
сийская газета» не позднее 24 февраля 2002 г.
1.7. Установить, что с информацией, предоставляемой акционерам при подготовке к проведению в
редного общего собрания акционеров, лица, имеющие право на участие в общем собрании акци
могут ознакомиться с 4 марта 2002 г., кроме выходных и праздничных дней, с 10.00 до 17.00 по след
адресам:
1) г. Самара, ул. Маяковского, 15, к. 425 - АО «Самараэнерго»;
2) г. Москва, ул. Ольховская, 22 - ОАО «ЦМД»;
3) г. Самара, ул. Полевая, 5, оф. 205 - Самарский филиал ОАО «ЦМД».
1.8. Утвердить форму и текст бюллетеня для голосования на внеочередном общем собрании акци
1.9. Установить срок окончания приема бюллетеней: 23 марта 2002 года, 12 часов 00 минут.
1.10. Определить почтовый адрес, по которому должны направляться заполненные бюллетени:
- 107066, г. Москва, ул. Ольховская, 22 - ОАО «ЦМД» или
- 443100, г. Самара, ул. Полевая, 5, оф. 205 - Самарский региональный филиал ОАО «ЦМД».
1.11. Определить секретарем внеочередного общего собрания акционеров Никонова Василия Вла
вовича.

21.02.2002 г. состоялось заседание Совета директоров АО «Самараэнерго», которое приняло реш
созыве внеочередного общего собрания акционеров АО «Самараэнерго» в форме заочного голос

Дата приема бюллетеней для голосования - 1 апреля 2002 г.
Дата составления списка акционеров, имеющих право на участие в собрании, - 21 февраля 2002 года.

21.02.2002 г. состоялось заседание Совета директоров АО «Самараэнерго», в котором приняли участие 7 членов Совета директоров из 10.
Советом директоров приняты следующие решения:
1.1. Удовлетворить требование РАО «ЕЭС России» о созыве внеочередного общего собрания акционеров Общества. Созвать внеочередное общее собрание акционеров Общества в форме заочного голосования. Определить дату окончания приема бюллетеней для голосования - 1 апреля 2002 г.
1.2. Определить дату составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров Общества, - 21 февраля 2002 г.
1.3. Утвердить следующую повестку дня внеочередного общего собрания акционеров Общества:
Об утверждении Устава Общества в новой редакции.
1.4. Определить в качестве информации (материалов), предоставляемой акционерам при подготовке к внеочередному общему собранию акционеров:
- требование РАО «ЕЭС России» о проведении внеочередного общего собрания акционеров Общества;
- проект Устава Общества в новой редакции.
1.5. Определить следующий порядок сообщения лицам, указанным в списке лиц, имеющих право на участие в общем собрании акционеров, о проведении внеочередного общего собрания акционеров:
1.5.1. Утвердить текст сообщения о проведении внеочередного общего собрания акционеров.
1.5.2. Определить, что сообщение о проведении внеочередного общего собрания акционеров, бюллетени для голосования и информация (материалы) по вопросам повестки дня собрания направляются каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом не позднее 12 марта 2002 г.
1.5.3. Опубликовать сообщение о проведении внеочередного общего собрания акционеров в газете «Российская газета» не позднее 24 февраля 2002 г.
1.6. Установить, что с информацией, предоставляемой акционерам при подготовке к проведению внеочередного общего собрания акционеров, лица, имеющие право на участие в общем собрании акционеров, могут ознакомиться с 4 марта 2002 г., кроме выходных и праздничных дней, с 10.00 до 17.00 по следующим адресам:
1) г. Самара, ул. Маяковского, 15, к. 425 - АО «Самараэнерго»;
2) г. Москва, ул. Ольховская, 22 - ОАО «ЦМД»;
3) г. Самара, ул. Полевая, 5, оф. 205 - Самарский филиал ОАО «ЦМД».
1.7. Утвердить форму и текст бюллетеня для голосования на внеочередном общем собрании акционеров.
1.8. Определить почтовый адрес, по которому должны направляться заполненные бюллетени:
107066, г. Москва, ул. Ольховская, 22 - ОАО «ЦМД» или
443100, г. Самара, ул. Полевая, 5, оф. 205 - Самарский региональный филиал ОАО «ЦМД».

25 марта 2002 г. состоялось внеочередное общее собрание акционеров АО «Самараэнерго» в форме совместного присутствия акционеров по адресу: г. Самара, ул. Маяковского, 15.
Общее количество акций, имеющих право голоса на настоящем собрании, - 3 506 860 287 акций.
В работе собрания приняли участие 1111 акционеров, обладающих числом голосов в 3 046 848 799 обыкновенных акций, что составляет 86,88% от общего числа голосующих акций, включая голоса акционеров, проголосовавших заочно по повестке дня настоящего собрания.
Повестка дня внеочередного общего собрания акционеров:
1. Об утверждении Устава Общества в новой редакции.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
34,8767	64,8178	0,0848	0,2093	0,0114

РЕШЕНИЕ СОБРАНИЯ: На основании итогов голосования на общем внеочередном собрании акционеров АО «Самараэнерго» решение по вопросу повестки дня №1 «Утвердить Устав Общества в новой редакции» НЕ ПРИНЯТО.

Состоялось внеочередное общее собрание акционеров АО «Самараэнерго» в форме заочного голосования, дата окончания приема бюллетеней для голосования - 1 апреля 2002 года.
Общее количество акций, имеющих право голоса на настоящем собрании, - 3 506 860 287 акций.
В работе собрания приняли участие 1122 акционера, обладающих числом голосов в 3 061 148 167 обыкновенных акций, что составляет 87,29% от общего числа голосующих акций.
Повестка дня внеочередного общего собрания акционеров:
1. Об утверждении Устава Общества в новой редакции.
Вопрос, поставленный на голосование: «Утвердить Устав Общества в новой редакции».
Результат голосования, %:

за	против	воздержался	недействителен
65,3017	34,5883	0,0266	0,0834

РЕШЕНИЕ СОБРАНИЯ: На основании итогов голосования на общем внеочередном собрании акционеров АО «Самараэнерго» решение по вопросу повестки дня №1 «Утвердить Устав Общества в новой редакции» НЕ ПРИНЯТО.

23 апреля 2002 г. состоялось заседание Совета директоров АО «Самараэнерго», в котором приняли участие 6 членов Совета директоров из 10. Советом директоров единогласно приняты следующие решения, касающиеся подготовки и проведения 10 июня 2002 года годового общего собрания акционеров Общества по итогам 2001 года:
- Определить место проведения годового общего собрания акционеров - г. Самара, ул.Маяковского, 15.
- Определить время проведения годового общего собрания акционеров - 12 часов 00 минут.
- Определить время начала регистрации лиц, имеющих право на участие в годовом общем собрании акционеров, - 10 часов 00 минут.
- Определить время окончания регистрации лиц, имеющих право на участие в годовом общем собрании акционеров, - 11 часов 30 минут.
- Определить следующую повестку дня годового общего собрания акционеров:
1). Об утверждении годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) Общества по результатам финансового года.
2). О распределении прибыли (убытков) Общества по результатам финансового года.
3). О выплате дивидендов Общества по итогам 2001 года.
4). О выплате членам Совета директоров Общества вознаграждений и компенсаций.
5). О выплате членам Ревизионной комиссии Общества вознаграждений и компенсаций.
6). Об избрании членов Совета директоров Общества.
7). Об избрании членов Ревизионной комиссии Общества.
8). Об утверждении аудитора Общества.
9). Об утверждении Устава Общества в новой редакции.
10). Об утверждении Положения о порядке подготовки и проведения общего Собрания акционеров Общества.
11). Об утверждении Положения о Ревизионной комиссии Общества.
12). Об утверждении Положения о порядке созыва и проведения заседаний Совета директоров Общества
13). Об утверждении Положения о выплате членам Ревизионной комиссии Общества вознаграждений и компенсаций.
Утвердить следующий перечень информации (материалов), предоставляемой лицам, имеющим право на участие в общем собрании акционеров, годовому Общества общему собранию акционеров Общества при подготовке к проведению годового общего собрания акционеров:
- годовой отчет Общества по итогам финансового года;
- годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности;
- сведения о кандидатах в Совет директоров Общества;
- сведения о кандидатах в Ревизионную комиссию Общества;
- сведения о кандидатурах аудиторов;
- проекты Устава Общества в новой редакции;
- проект Положения о порядке подготовки и проведения общего Собрания акционеров Общества;
- проект Положения о Ревизионной комиссии Общества;
- проект Положения о порядке созыва и проведения заседаний Совета директоров Общества;
- проект Положения о выплате членам Ревизионной комиссии Общества вознаграждений и компенсаций
Установить, что с указанной информацией лица, имеющие право на участие в годовом общем собрании акционеров, могут ознакомиться в период с 21 мая 2002 г. по 10 июня 2002 г. (кроме выходных дней) с 10 до 17 часов по местному времени в помещении исполнительного органа Общества по адресу: г. Самара, ул. Маяковского, 15, к. 425, а также по адресам:
- г. Москва, ул. Ольховская, 22 - ОАО «Центральный Московский Депозитарий» (ЦМД),
- г. Самара, ул. Полевая, 5, оф. 205 - Самарский региональный филиал ЦМД.
Рекомендовать годовому общему собранию акционеров:
- выплатить дивиденды по обыкновенным акциям Общества по итогам 2001 года в размере 0,04 руб. на одну обыкновенную акцию Общества в денежной форме в срок до 9 августа 2002 года;
- выплатить дивиденды по привилегированным акциям Общества по итогам 2001 года в размере 0,04 руб. на одну привилегированную акцию Общества в денежной форме в срок до 9 августа 2002 года.

В I квартале 2002 г. произошел рост активов АО «Самараэнерго» на величину 15758241 тыс. руб., или на 131,18% к величине активов предшествующего отчетного периода, IV квартала 2001 года.
Величина активов на конец IV квартала 2001 года составляла 12 012 307 тыс. руб., на конец I квартала 2002 года - 27 770 548 тыс. руб.
Указанное увеличение активов явилось следствием переоценки основных фондов АО «Самараэнерго», проведенной согласно решению Совета директоров АО «Самараэнерго» от 28.11.2001 г.

10 июня 2002 г. годовое общее собрание акционеров ОАО «Самараэнерго» по итогам 2001 года приняло решение выплатить дивиденды по привилегированным акциям Общества по итогам 2001 года в размере 0,04 руб. на одну привилегированную акцию Общества в денежной форме в срок до 9 августа 2002 года; выплатить дивиденды по обыкновенным акциям Общества по итогам 2001 года в размере 0,04 руб. на одну обыкновенную акцию Общества в денежной форме в срок до 9 августа 2002 года.
Общее количество акций, на которое производится начисление дивидендов:
3 506 860 287 шт. обыкновенных и 509 119 901 шт. привилегированных акций.
Дивиденды выплачиваются в денежной форме.
10 июня 2002 года зарегистрировано дочернее общество ОАО «Самараэнерго» - ОАО «Предприятие социально-бытового назначения», место нахождения которого - 443020, г. Самара, ул. Чапаевская, д. 174, оф. 7
Указанное общество создано при 100%-ном участии ОАО «Самараэнерго». 20.05.2002 г. оплачен 50%-ный взнос в уставный капитал созданного общества.

10 июня 2002 г. в 12-00 часов состоялось годовое общее собрание акционеров АО «Самараэнерго» в форме совместного присутствия акционеров. Собрание проведено по адресу: г. Самара, ул. Маяковского, 15. По данным регистрации на 11 час. 44 мин. в собрании приняли участие 1188 акционеров и представителей акционеров, обладающих 2 995 875 472 обыкновенными акциями, имеющими право голоса, что составляет 85,429 % от общего числа обыкновенных акций, имеющих право голоса.
Собранием рассмотрены и поставлены на голосование следующие вопросы:
1. Об утверждении годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) Общества по результатам финансового года.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
99,9576	0,0007	0,0016	0,0042	0,0359

Принято РЕШЕНИЕ:
1) Утвердить годовой отчет Общества по итогам 2001 года.
2) Утвердить годовую бухгалтерскую отчетность Общества по итогам 2001 года.
3) Утвердить отчет о прибылях и убытках Общества по итогам 2001 года.
2. О распределении прибыли (убытков) Общества по результатам финансового года.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
99,9264	0,0007	0,0488	0,0025	0,0215

Принято РЕШЕНИЕ:
Утвердить следующее распределение прибыли (убытков) Общества за 2001 год:

Нераспределенная прибыль (убыток) отчетного периода (тыс. руб.)		340 331
распределить на:	Резервный фонд (тыс. руб.)	17 017
	Фонд накопления (тыс. руб.)	162 154
	Дивиденды (тыс. руб.)	161 160

3. О выплате дивидендов Общества по итогам 2001 года.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
99,9631	0,0109	0,0006	0,0044	0,0210

Принято РЕШЕНИЕ: Выплатить дивиденды по привилегированным акциям Общества по итогам 2001 года в размере 0,04 руб. на одну привилегированную акцию Общества в денежной форме в срок до 9 августа 2002 года; выплатить дивиденды по обыкновенным акциям Общества по итогам 2001 года в размере 0,04 руб. на одну обыкновенную акцию Общества в денежной форме в срок до 9 августа 2002 года.
4. О выплате членам Совета директоров Общества вознаграждений и компенсаций.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
99,8776	0,0030	0,0263	0,0724	0,0207

Принято РЕШЕНИЕ: Выплатить членам Совета директоров Общества годовое вознаграждение в соответ-

ствии с Положением о выплате членам Совета директоров вознаграждений и компенсаций.
5. О выплате членам Ревизионной комиссии Общества вознаграждений и компенсаций.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
99,9418	0,0061	0,0272	0,0045	0,0204

Принято РЕШЕНИЕ: Выплатить членам Ревизионной комиссии дополнительное вознаграждение в размере 8 (восьми) минимальных месячных тарифных ставок рабочего первого разряда с учетом индексации, *установленной отраслевым тарифным соглашением, в соответствии с п. 2.2. Положения о выплате членам* Ревизионной комиссии вознаграждений и компенсаций.
6. Об избрании членов Совета директоров Общества.
Голосование

№	Ф.И.О. КАНДИДАТА	%
1	Аветисян Владимир Евгеньевич	11,1279
2	Ремезенцев Борис Федорович	9,8655
3	Кучеров Юрий Николаевич	9,7286
4	Никонов Василий Владиславович	9,6790
5	Азаров Дмитрий Игоревич	9,6278
6	Безукладников Петр Вольфрамович	9,6153
7	Ким Радион Суерович	9,5955
8	Теплухин Павел Михайлович	9,5869
9	Рулькова Елена Викторовна	9,5665
10	Бусс Владимир Александрович	9,5368
11	Дикоп Владимир Вильгельмович	0,3034
12	Хальмеев Тахир Каюмович	0,2168
13	Иконников Александр Вячеславович	0,1388
14	Кислов Андрей Игоревич	0,0380
15	Скворцов Сергей Викторович	0,0068

Принято РЕШЕНИЕ: Избрать Совет директоров Общества в составе: Аветисян Владимир Евгеньевич, Ремезенцев Борис Федорович, Кучеров Юрий Николаевич, Никонов Василий Владиславович, Азаров Дмитрий Игоревич, Безукладников Петр Вольфрамович, Ким Радион Суерович, Теплухин Павел Михайлович, Рулькова Елена Викторовна, Бусс Владимир Александрович.
7. Об избрании членов ревизионной комиссии Общества.
Голосование.

№	Ф.И.О. КАНДИДАТА	ЗА	ПРОТИВ	ВОЗДЕРЖАЛСЯ
1	Теряев Николай Иванович	99,7524%	0,0006%	0,0509%
2	Ковшова Ольга Владимировна	99,7495%	0,0034%	0,0520%
3	Штыков Дмитрий Викторович	99,7494%	0,0041%	0,0504%
4	Медников Андрей Юрьевич	99,7479%	0,0059%	0,0501%
5	Малиновская Лариса Петровна	99,7112%	0,0412%	0,0516%

Принято РЕШЕНИЕ: Избрать Ревизионную комиссию Общества в составе: Теряев Николай Иванович, Ковшова Ольга Владимировна, Штыков Дмитрий Викторович, Медников Андрей Юрьевич, Малиновская Лариса Петровна.
8. Об утверждении аудитора Общества.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
98,7691	0,0012	1,1740	0,0304	0,0254

Принято РЕШЕНИЕ: Утвердить аудитором Общества:
ЗАО «ИНАУДИТ - Независимая Консультационная Группа», Москва
9. Об утверждении Устава Общества в новой редакции.
Результат голосования, %:

№		за	против	воздержался	недействителен
1	Общество	96,8832	1,6953	0,1300	0,0047
2	ООО «Волгоконсалт»	0,2842	98,1197	0,3342	0,0394

Принято РЕШЕНИЕ: Утвердить Устав Общества в новой редакции в редакции, предложенной Обществом.
10. Об утверждении Положения о порядке подготовки и проведения общего Собрания акционеров Общества.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
99,9731	0	0,0017	0,0035	0,0217

Принято РЕШЕНИЕ: Утвердить Положение о порядке подготовки и проведения общего Собрания акционеров Общества.
11. Об утверждении Положения о Ревизионной комиссии Общества.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
99,8875	0	0,0212	0,0698	0,0215

Принято РЕШЕНИЕ: Утвердить Положение о Ревизионной комиссии Общества.
12. Об утверждении Положения о порядке созыва и проведения заседаний Совета директоров Общества.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
98,7743	0,0003	1,1691	0,0349	0,0215

Принято РЕШЕНИЕ: Утвердить Положение о порядке созыва и проведения заседаний Совета директоров Общества.
13. Об утверждении Положения о выплате членам Ревизионой комиссии Общества вознаграждений и компенсаций.
Результат голосования, %:

за	против	воздержался	недействителен	не голосовали
98,5233	1,3555	0,0288	0,0700	0,0223

Принято РЕШЕНИЕ: Утвердить Положение о выплате членам Ревизионной комиссии вознаграждений и компенсаций.

25 июня 2002 г. зарегистрировано дочернее общество ОАО «Самараэнерго» - ОАО «Тепловые сети», место нахождения которого - 443052, г. Самара, пр. Кирова, д. 35-а.
Указанное общество создано при 100%-ном участии ОАО «Самараэнерго».

10 ноября 2002 г. состоялось заседание Совета директоров ОАО «Самараэнерго», которое принял*ние о созыве внеочередного общего собрания акционеров ОАО «Самараэнерго» в форме заочног*сования. Дата окончания приема бюллетеней для голосования - 14 декабря 2002 г.
Дата составления списка акционеров, имеющих право на участие в собрании, - 10 ноября 2002 г.

10 ноября 2002 г. состоялось заседание Совета директоров ОАО «Самараэнерго», в котором п участие 9 членов Совета директоров из 10.
Советом директоров рассмотрено требование акционеров о созыве внеочередного общего собра *ционеров ОАО «Самараэнерго».*
Приняты следующие решения, касающиеся проведения внеочередного общего собрания акционер
1.1. Удовлетворить требование акционеров Общества - компаний Calipatria Traiding Limited и ЗАО « ская нефтехимическая компания» - о созыве внеочередного общего собрания акционеров Общест
1.2. Созвать внеочередное общее собрание акционеров Общества в форме заочного голосования.
1.3. Определить дату окончания приема бюллетеней для голосования - 14 декабря 2002 г.
1.4. Определить почтовый адрес, по которому должны направляться заполненные бюллетени:
105066, г. Москва, ул. Ольховская, 22.
1.5. Определить дату составления списка лиц, имеющих право на участие во внеочередном общем нии акционеров Общества, - 10 ноября 2002 г.
1.6. Утвердить следующую повестку дня внеочередного общего собрания акционеров Общества:
О внесении изменений и дополнений в Устав Общества.
1.7. Определить следующий порядок сообщения лицам, указанным в списке лиц, имеющих право н тие в общем собрании акционеров, о проведении внеочередного общего собрания акционеров:
1.7.1. Утвердить текст сообщения о проведении внеочередного общего собрания акционеров.
1.7.2. Определить, что сообщение о проведении внеочередного общего собрания акционеров и бю для голосования по вопросу повестки дня собрания направляются каждому лицу, указанному в спис имеющих право на участие в общем собрании акционеров, заказным письмом не позднее 24 ноября
1.7.3. Опубликовать сообщение о проведении внеочередного общего собрания акционеров в газет сийская газета» не позднее 24 ноября 2002 г.
1.8. Определить в качестве информации (материалов), предоставляемой акционерам при подготовк *очередному общему собранию акционеров, текст изменений и дополнений в Устав Общества, пред* ный акционерами.
1.9. Установить, что с информацией, предоставляемой акционерам при подготовке к проведению редного общего собрания акционеров, лица, имеющие право на участие в общем собрании акци могут ознакомиться с 24 ноября 2002 г., кроме выходных и праздничных дней, с 10.00 до 17.00 по с щим адресам:
1) г. Самара, ул. Маяковского, 15, к. 425 - АО «Самараэнерго»;
2) г. Москва, ул. Ольховская, 22 - ОАО «ЦМД»;
3) г. Самара, ул. Полевая, 5, оф. 205 - Самарский филиал ОАО «ЦМД».
1.10. Утвердить форму и текст бюллетеня для голосования на внеочередном общем собрании акци
1.11. Избрать секретарем внеочередного общего собрания акционеров Никонова Василия Владисл ча.
1.12. Утвердить смету затрат, связанных с подготовкой и проведением внеочередного общего собра ционеров.

2 декабря 2002 г. ОАО «Самараэнерго» завершило перечисление денежных средств для выплаты ди дов по итогам 2001 года по привилегированным и обыкновенным акциям.
Решение о выплате дивидендов в размере 0,04 руб. на одну привилегированную и обыкновенную было принято 10 июня 2002 года общим годовым собранием акционеров ОАО «Самараэнерго» по 2001 года.
Собрание установило дату выплаты дивидендов по обыкновенным и привилегированным акциям д густа 2002 года.
Общее количество акций, на которые производилось начисление дивидендов:
3 506 860 287 шт. обыкновенных акций и 509 119 901 шт. привилегированных акций.
Дивиденды по акциям ОАО «Самараэнерго» за 2001 год выплачены денежными средствами из приб четного года.

14 декабря 2002 г. состоялось внеочередное общее собрание акционеров ОАО «Самараэнерго» в заочного голосования со следующей повесткой дня:
1. О внесении изменений и дополнений в Устав Общества.
По состоянию реестра акционеров ОАО «Самараэнерго» на 10 ноября 2002 года, зарегистрирован мещено 3 506 860 287 обыкновенных акций, все они имеют право голоса на настоящем внеочеред брании.
Во внеочередном общем собрании акционеров приняли участие акционеры, бюллетени которых по по 14 декабря 2002 г. включительно, обладающие в совокупности 2 916 775 946 размещенными го щими акциями ОАО «Самараэнерго», что составляет 83,17% от общего числа размещенных голос акций ОАО «Самараэнерго». В соответствии с требованиями ст. 58 Федерального закона «Об акцио обществах» от 26.12.95 г. №208-ФЗ (в ред. Федерального закона от 07.08.2001 г. №120-ФЗ) и уста «Самараэнерго», кворум собрания имеется, собрание правомочно принимать решение по вопросу ки дня.
Вопрос, поставленный на голосование:
«О внесении изменений и дополнений в Устав Общества»
Результат голосования, %:

за	против	воздержался	недействителен
31,9278	67,9009	0,1630	0,0083

РЕШЕНИЕ СОБРАНИЯ: На основании итогов голосования на внеочередном общем собрании акци ОАО «Самараэнерго» решение по вопросу повестки дня №1 «О внесении изменений и дополнений Общества» НЕ ПРИНЯТО.

3.5. Прочее

Уставный капитал ОАО «Самараэнерго» составляет 4 029 004 287 рублей, разделен на 3 506 860 287 обыкновенных акций и 522 144 000 привилегированных акций номиналом 1 рубль каждая.

Категория акций	По выпускам	Номер государственной регистрации выпуска
Размещенные акции:		
Обыкновенные	1 926 833	42-1п-315
	499053208	42-1-810
	3 005 880 246	1 03 00127-А
Всего:	3 506 860 287	
Привилегированные	288 000	42-1п-315
	74 304 000	42-1-810
	447 552 000	2 03 00127-А
Всего:	522 144 000	
Объявленные к размещению:		
Обыкновенные	140 700 000	

С февраля 1998 года компания является участником программы The Bank of New York по выпуску американских депозитарных расписок первого уровня на обыкновенные и привилегированные акции АО «Самараэнерго».

Обыкновенные и привилегированные акции компании торгуются на Фондовой бирже РТС, а также включены в котировальный лист второго уровня ММВБ.

Акционерный капитал ОАО «Самараэнерго» распределен между группами акционеров следующим образом:

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на: 31.12.01	31.12.2002
ОАО «РАО «ЕЭС России»	42,2%	49,2%
Физические лица	15,7%	13,8%
Юридические лица-резиденты	1,7%	1,8%
Юридические лица-нерезиденты	10,4%	8,6%
Собственность субъекта РФ	0,0%	0,0%
Федеральная собственность	0,0%	0,0%
Номинальные держатели	23%	26,7%

Динамика цен на акции ОАО «Самараэнерго» в 2002 году по данным РТС:

	1.01.02	март-апрель	июнь-июль	сен.-окт.	конец дек.
цена обык. акции	0,02766	0,0325	0,035	0,04	0,032
цена прив. акции	0,0132	0,0199	0,0163	0,02	0,0185
кап-я, млн. руб.	3125,1	3870,2	4135,7	4774,7	3900,1
индекс кап-и		23,84%	32,34%	52,79%	24,80%
индекс фондового рынка	168,4	349,4	356,7	334,2	352,6

Акционерный капитал ОАО «Самараэнерго» на 31.12.2001 г.


ОАО «РАО «ЕЭС России» 49,2%
Номинальные держатели 23,0%
Юридические лица-нерезиденты 10,4%
Юридические лица-резиденты 1,7%
Физические лица 15,7%

Акционерный капитал ОАО «Самараэнерго» на 31.12.2002 г.


ОАО «РАО «ЕЭС России» 49,2%
Номинальные держатели 26,7%
Юридические лица-нерезиденты 8,6%
Юридические лица-резиденты 1,8%
Физические лица 13,8%

Динамика цен на акции ОАО «Самараэнерго» в 2002 году


60%
50%
40%
30%
20%
10%
0
360
350
340
330
320
310
300
март-апрель
июнь-июль
сентябрь-октябрь
конец декабря
Индекс капитализации
Индекс фондового рынка


40
1,5
30
1,0
20
0,5
10
20
Деаэратор в турбинном цехе БТЭЦ.

...Лучистая звезда поверх лучистого солнца сварочных
Железная графика, эпохальный монументализм - весо

4.1. Структура и объем выработки электроэнергии и мощности в разбивке по генерирующим мощностям за последние 3 года.

Структура рабочей мощности



800,0
700,0
600,0
500,0
400,0
300,0
200,0
100,0
0,0
резерв
нагрузка
2000 2001 2002
ТоТЭЦ
НкТЭЦ-2
ТЭЦ ВАЗа
СамТЭЦ
НкЕТЭЦ-1
БТЭЦ
СТЭЦ
СГРЭС

	2000		2001		2002	
	нагрузка	резерв	нагрузка	резерв	нагрузка	резерв
ТоТЭЦ	367,1	10,7	345,1	49,5	332,0	60,0
НкТЭЦ-2	137,3	25,0	121,0	54,1	121,8	66,2
ТЭЦ ВАЗа	736,1	51,6	673,3	126,7	639,8	118,2
СамТЭЦ	272,0	1,3	262,5	4,5	263,4	4,4
НкТЭЦ-1	62,4	2,1	52,4	3,9	57,4	10,0
БТЭЦ	94,3	6,0	93,3	16,8	90,0	15,2
СТЭЦ	123,2	8,3	111,7	12,8	88,7	16,5
СГРЭС	23,2	0,5	22,9	0,2	22,4	0,0
АО-энерго	1815,6	105,5	1682,2	268,5	1615,5	290,5

Процент резервной мощности увеличился в связи с разгрузкой ТЭС АО «Самараэнерго» по команде ОДУСВ и ЦДУ в соответствии с фактически сложившимся балансом электрической мощности в РАО «ЕЭС России».

Структура рабочей мощности



(%) 100
90
80
70
60
50
40
30
20
10
0
5,5
13,8
15,2
94,5
86,2
84,8
резерв
нагрузка
2000 2001 2002



(%) 100
90
80
70
60
50
40
30
20
10
0
44,9
41,5
39,6
55,1
58,5
60,4
по конд. циклу
по теплофик. циклу
2000 2001 2002

В период с 2000 г. по 2002 г. наблюдается снижение объемов собственной выработки ТЭС АО-энерго, что связано с оптимизацией структуры выработки электроэнергии за счет замещения конденсационной выработки ТЭС более дешевой покупной энергией. В результате этого в рассматриваемый период отмечен рост доли выработки на тепловом потреблении.

4.2. Динамика полезного отпуска электро - и теплоэнергии за последние 3 года.

В период с 2000 г. по 2002 г. наблюдается рост полезного отпуска электрической энергии (в общей сложности на 3,1%). В 2001 г. рост полезного отпуска электрической энергии (на 1,7%) связан в основном с ростом объемов промышленного производства по Самарской области (на 7,7% относительно 2000 г.). В 2002 г. рост полезного отпуска составил 1,4%, что определяется, главным образом, увеличением потребления электроэнергии оптовыми потребителями-перепродавцами (на 7,4%).

Полезный отпуск тепловой энергии в анализируемый период имел свое максимальное значение (24042,5 тыс. Гкал) в 2001 г. При этом его рост относительно 2000 г. определялся главным образом, ростом потребления пара промышленными потребителями, что в основном связано с ростом объемов промышленного производства по Самарской области в 2001 г. относительно 2000 г. Снижение полезного отпуска тепловой энергии в 2002 г. определяется как снижением потребления тепла с горячей водой, так и с паром. Снижение потребления тепла в горячей воде объясняется значительным повышением (в среднем на 4,9 0С) температуры наружного воздуха в отопительный период в первой половине года. Снижение потребления пара обусловлено уменьшением в 2002 г. объемов промышленного производства по Самарской области на 2,8%.

Полезный отпуск электро- и теплоэнергии за 2000-2002 гг.



24200
24000
23800
23600
23400
23200
23000
22800
22600
24042,5
17568,0
23188,4
17330,5
23153,6
17036,8
2000 2001 2002
Полезный отпуск теплоэнергии, тыс. Гкал
Полезный отпуск электроэнергии, млн. кВтч

4.3. Отпуск энергии на ФОРЭМ, динамика объемов собственной выработки и объемов покупной электроэнергии за три последних года.

Динамика объемов собственной выработки и покупной энергии



8000
7500
7000
6500
6000
5500
5000
14519,1
7476,7
6979,3
13818,6
5963,4
13503,2
2000 2001 2002
Выработка электроэнергии (ТЭС), млн. кВтч
Покупная электроэнергия (для договоров), млн. кВтч



Задвижка – непременный атрибут современно[illegible]етики.

...Винты и за[illegible], рычаги, кнопки хранят след[illegible]олировки...

5.1. Динамика товарного отпуска и реализации энергии за последние 3 года.


Тыс. руб.
объем реализации
объем продаж
18000000
16000000
14000000
12000000
10000000
8000000
6000000
4000000
2000000
0
10664209
11251408
105,5%
13239366
13774016
104,0%
17413217
17708763
101,0%
2000
2001
2002

5.2. Динамика изменения структуры реализации энергии (взаимозачеты, векселя, денежные средства) за последние 3 года.

Уровень оплаты отпущенной абонентам электрической и тепловой энергии, в том числе денежными средствами в 2000-2002 гг.


Уровень оплаты денежными средствами
Уровень оплаты ВСЕГО
120,0%
100,0%
80,0%
60,0%
40,0%
20,0%
0,0%
10664209
11251408
105,5%
13239366
13774016
104,0%
17413217
17708763
101,0%
2000
2001
2002

5.3. Структура полезного отпуска электроэнергии и структура абонентской задолженности по отраслям промышленности.

Структура объема продаж электроэнергии по группам потребителей на 01.01.2003 г.


Прочие отрасли 5,09%
Население 0,97%
ЖКХ 10,58%
Лесное хозяйство 0,020%
Транспорт и связь 12,42%
Сельское хозяйство 2,08%
Промышленность 68,27%

Структура абонентской дебиторской задолженности за электрическую и тепловую энергию по группам потребителей на 01.01.2003 г.


Сельское хозяйство 19,87%
Лесное хозяйство 0,06%
Транспорт и связь 4,38%
Строительство 2,45%
Промышленность 30,98%
ЖКХ 23,73%
Прочие отрасли 18,37%
Население 0,16%

5.4. Динамика изменения тарифов по датам введения тарифа.

В 2002 г. тарифы на электрическую и тепловую энергию регулировались дважды:
с 01.03.02 г. решением РЭК Самарской области №10 от 26.02.02 г.;
с 12.08.02 г. решением РЭК Самарской области №17 от 30.07.02 г.

Динамика изменения тарифов на электроэнергию в 2002 г.


Руб./мВтч
800
700
600
500
400
300
200
100
0
на 1.01.02 г.
с 01.03.02 г.
с 12.08.02 г.
640
680
500
590
540
590
490
600
430
620
300
430
205
318
Промышленные потребители
Электрифицированный ж/д транспорт
Электрифицированный городской транспорт
Производственные с/х потребители
Население городское (с НДС)
Население сельское (с НДС)
Оптовые потребители-перепродавцы

Динамика изменения тарифов на тепловую энергию в 2002 г.


Руб./Гкал
250
200
150
100
50
0
на 1.01.02 г.
с 01.03.02 г.
с 12.08.02 г.
134
189
116
189
Промышленные и приравненные к ним потребители
Теплично-парниковые хозяйства

Изменение тарифов на электрическую и тепловую энергию по группам потреби
представлено в табл. 5.4.1, 5.4.2.

Таблица 5.4.1
Тарифы на электроэнергию

Потребители	тарифы, введенные с 14.08.01 г. руб./1000 кВтч.	тарифы, введенные с 12.08.02 г. руб./1000 кВтч.	отклоне руб.	
1. Промышленные и приравненные к ним потребители с присоединенной мощностью 750 кВА и выше (одностав.)	640	760	120	1
плата за мощность, руб./кВтч	164	ВН – 230 СН – 340 НН - 350		
ставка за энергию, руб./МВтч	а) 338,3 б) 346,8	ВН – 350 СН - 440 НН - 460		
2. Промышленные и приравненные к ним потребители с присоединенной мощностью до 750 кВА, непромышленные потребители	640	ВН – 740 СН - 990 НН - 1020		
3. Электрифицированный ж/д, городской транспорт, метрополитен (кроме электротяги)	640	ВН – 740 СН - 990 НН - 1020		
4. Электрифицированный ж/д транспорт	500	650	150	3
5. Электрифицированный городской транспорт и метрополитен	540	660	120	2
6. С/х потребители	490	660	170	3
7. Население (с НДС)				
- городское	430	700	270	6
- сельское	300	500	200	6
8. Населенные пункты				
- городские	309	580	271	8
- сельские	263	420	157	5
Средний тариф по ОАО "Самараэнерго"	501	659	158	3
Средний тариф по региону	551	729	178	3

В течение года наибольшие темпы прироста тарифов на электрическую эне
наблюдались по льготным группам: "Население городское" (62,8%), "Население сель
(66,7%), "Населенные пункты городские" (87,7%), "Населенные пункты сельские" (59,
группе "Сельскохозяйственные потребители" (34,7%).

Тарифы на теплоэнергию

Потребители	тарифы, введенные с 24.03.01 г. руб./Гкал	тарифы, введенные с 12.08.02 г. руб./Гкал.	отклоне руб.	
1. Промышленные и приравненные к ним потребители	134	215	81	6
2. Жилищные организации на объемы, потребляемые населением	134	215	81	6
3. Теплично-парниковые хозяйства	116	215	99	8
Средний тариф по ОАО "Самараэнерго"	118	189	71	6

5.5. Динамика энергопотребления, расчеты с потребителями, структура абонентской задолженности (графическое и текстовое представление).

Полезный отпуск электроэнергии в 2000-2002 гг.


Тыс. кВтч
18000000
16000000
14000000
12000000
10000000
8000000
6000000
4000000
2000000
0
17036822
17330506
17568045
2000
2001
2002

Полезный отпуск теплоэнергии в 2000-2002 гг.


Гкал
30000000
25000000
20000000
15000000
10000000
5000000
0
23188379
24042521
23153557
2000
2001
2002

Динамика дебиторской абонентской задолженности в 2000-2003 гг.


Тыс. руб.
3000000
2500000
2000000
1500000
1000000
500000
0
2505027
1917824
1383179
1087633
1.01.00
1.01.01
1.01.02
1.01.03

Структура абонентской дебиторской задолженности на 01.01.2003 г.


Текущая 67%
Рабочая 19%
Мертвая 9%
Мораторная 5%

Структура абонентской дебиторской задолженности на 01.01.2002 г.


Текущая 39%
Рабочая 28%
Мораторная 26%
Мертвая 7%


SIEMENS

Телефонный аппарат в проходной БТЭЦ. 1940-е гг.

...Умелыми руками энергетиков более 100 лет создавалась Самарская энергосистем

6.1. Основные положения учетной политики Общества.

6.1.1. Основа составления

Бухгалтерский отчет Общества сформирован, исходя из действующих в Российской Федерации правил бухгалтерского учета и отчетности, в частности Федерального закона от 21.11.1996 г. №129-ФЗ «О бухгалтерском учете», Положения по бухгалтерскому учету «Учетная политика организации» ПБУ 1/98, утвержденного Приказом Министерства Финансов Российской Федерации от 9 декабря 1998 года №60н., Положения по ведению бухгалтерского учета и отчетности в Российской Федерации, утвержденного Приказом Министерства Финансов от 29 июля 1998 г. №34н.

Активы и обязательства Общества оценены в отчетности по фактическим затратам на их приобретение, за исключением инвестиций в акции.

6.1.2. Активы и обязательства в иностранных валютах

При учете хозяйственных операций, совершенных в иностранных валютах, применялся официальный курс рубля, действовавший в день совершения операции.

Курсовые разницы, возникшие в течение года по операциям с активами и обязательствами, а также при пересчете их по состоянию на 31 декабря 2002 г., отнесены на финансовый результат с отражением в составе операционных доходов и расходов.

6.1.3. Краткосрочные и долгосрочные активы и обязательства

В отчетности активы и обязательства отнесены к краткосрочным, если срок обращения их не превышает 12 месяцев со дня после отчетной даты. Все остальные активы и обязательства представлены в отчетности как долгосрочные.

6.1.4. Нематериальные активы

В составе нематериальных активов отражен товарный знак ОАО «Самараэнерго».

Амортизация нематериальных активов начислена линейным способом, исходя из следующих сроков полезного использования:

* товарный знак - 10 лет

В отчетности нематериальные активы показаны по первоначальной стоимости за минусом амортизации, накопленной за все время использования.

6.1.5. Основные средства

В составе основных средств отражены земельные участки, здания, машины, оборудование, транспортные средства и другие соответствующие объекты со сроком службы более 12 месяцев.

В течение отчетного периода ОАО «Самараэнерго» не проводило переоценку основных средств.

С 1 января 2002 года в состав основных средств включены малоценные предметы (инструменты, производственный инвентарь, принадлежности, сменное оборудование), которые ранее учитывались как материально-производственные запасы.

Объекты основных средств приняты к учету по фактическим затратам на приобретение и сооружение. Первоначальной стоимостью основных средств, приобретенных в обмен на товары и ценности, отличные от денежных средств, признана стоимость переданных или подлежащих передаче активов. При этом стоимость переданных или подлежащих передаче активов устанавливалась, исходя из цены, по которой в сравнимых обстоятельствах Общество обычно определяло стоимость аналогичных товаров, ценностей. В отчетности основные средства показаны по первоначальной стоимости за минусом амортизации, накопленной за все время эксплуатации.

Амортизация основных средств начислена линейным способом по нормам, утвержденным Постановлением Правительства СССР от 22.10.90 г. №1072:

здания	1,4 %в год
машины и оборудование	4,8 % в год
транспортные средства	8,1 % в год
компьютерная техника	12,1 % в год
сооружения	2,6 % в год
линии электропередачи	2,5 % в год
прочие	10,0 % в год

Начисленный износ составил:

здания	35,3% от балансовой стоимости
сооружения и передаточные устройства	56,0% от балансовой стоимости
машины и оборудование	68,7% от балансовой стоимости
транспортные и другие основные средства	57,3% от балансовой стоимости

По земельным участкам и объектам жилищного фонда амортизация не начислялась.

Доходы и расходы от выбытия основных средств отражены в Отчете о прибылях и убытках в составе операционных доходов и расходов; расходы от списания и безвозмездной передачи основных средств отражены в Отчете о прибылях и убытках в составе внереализационных расходов.

6.1.6. Инвестиции в акции

Вложения в акции приведены по фактическим затратам на приобретение, кроме акций, котирующихся на фондовой бирже, котировки по которым регулярно публикуются. Резерв под обесценение ценных бумаг в ОАО «Самараэнерго» в 2002 году не создавался.

Доходы и расходы от выбытия инвестиций в акции отражены в Отчете о прибылях и убытках в составе операционных доходов и расходов.

6.1.7. Долговые обязательства

Долговые ценные бумаги показаны по стоимости приобретения. Разница между стоимостью приобретения и номинальной стоимостью ценных бумаг включается равномерно по мере начисления причитающихся по ним доходов в течение срока обращения их в прочие доходы и расходы.

6.1.8. Материально-производственные запасы

Материально-производственные запасы оценены в сумме фактических затрат на приобретение. Оценка материально-производственных запасов при отпуске их в производство и ином выбытии осуществлялась в 2002 году так же, как и в 2001 году по себестоимости каждой единицы.

6.1.9. Незавершенное производство

Незавершенное производство оценено по фактической себестоимости. Общехозяйственные (накладные) расходы ежемесячно списывались на финансовый результат в полной сумме.

6.1.10. Расходы будущих периодов

Расходы, произведенные Обществом в отчетном году, но относящиеся к следующим отчетным периодам, отражены как расходы будущих периодов и подлежат списанию по назначению равномерно в течение периодов, к которым они относятся.

6.1.11. Задолженность покупателей и заказчиков

Задолженность покупателей и заказчиков за электро- и теплоэнергию была определена, исходя из сложившихся тарифов, установленных энергетической комиссией.

Задолженность покупателей и заказчиков по прочей реализации была определена, исходя из цен, установленных договорами между Обществом и покупателями с учетом всех предоставляемых скидок (накидок). Нереальная к взысканию задолженность подлежит списанию с баланса по мере признания ее таковой. Резерв по сомнительным долгам в 2002 году в ОАО «Самараэнерго» не создавался.

6.1.12. Резервы предстоящих расходов

В течение отчетного периода в ОАО «Самараэнерго» резервы предстоящих расходов не создавались.

6.1.13. Признание дохода

Выручка от продажи продукции и оказания услуг признавалась для целей бухгалтерского учета по мере отгрузки продукции покупателям (или оказания услуг) и предъявления им расчетных документов и отражена в отчете о прибылях и убытках за минусом налога на добавленную стоимость, налога с продаж, экспортных пошлин, скидок, предоставленных покупателям и иных аналогичных обязательных платежей.

В составе прочих доходов Общества признаны:

- дивиденды – по мере объявления;
- доходы от участия в других организациях;
- доходы от реализации ОС, квартир, МПЗ;
- доходы от сдачи имущества в аренду – по мере начисления, в соответствии с договорами на пользование объектов;
- продажа ценных бумаг.

6.1.14. Добавочный и резервный капитал

Добавочный капитал увеличился за счет прироста стоимости основных средств, определяемого при переоценке, отраженной в балансе по состоянию на 01.01.2002 г.

Общество создает резервный капитал, предназначенный для покрытия потерь, которые хотя и не определены конкретно, но могут иметь место в хозяйственном обороте. Резервный капитал создается за счет чистой прибыли в размере 5% от чистой прибыли, согласно уставу ОАО «Самараэнерго».

6.1.15. Изменения в учетной политике

В учетную политику Общества на 2002 год, по сравнению с 2001 годом, были внесены следующие изменения. Малоценные предметы со сроком службы свыше 12 месяцев, относившиеся ранее на балансовый счет 12 «МБП», в 2002 году учитываются на балансовом счете 01 «Основные средства», малоценные предметы со сроком службы до 1 года учитываются на балансовом счете 10 «Материалы».

В учетную политику Общества на 2002 год внесены изменения, вытекающие из вступивших в действие с 1 января 2002 года дополнений и изменений ПБУ 6/01 «Учет основных средств».

6.1.16. Сравнительные данные

Сравнительные данные в отчетности за 2002 год сформированы путем корректировки данных заключительной отчетности за 2001 год для приведения их в соответствие с изменениями в формах отчетности за 2002 год.

В частности сравнительные данные были скорректированы и дополнены в форме 1 «Бухгалтерский баланс», исходя из требований ПБУ 6/01 «Учет основных средств», с учетом изменений, вступивших в силу в 2002 году, увеличение по строке 120 «Основные средства» в сумме 3 млн. руб., по строке 210 «Запасы» в сумме 43 млн. руб.

По состоянию на 1 января 2002 года, Общество переоценило основные средства на 15440 млн. руб., исходя из рыночных цен, при этом переоценка основных средств проведена путем прямого пересчета стоимости с привлечением независимых оценщиков, имеющих лицензии на право оценки. Суммы прироста стоимости объектов и накопленной амортизации отнесены на увеличение добавочного капитала и нераспределенной прибыли.

6.2. Анализ динамики результатов деятельности и финансового положения компании

Как положительный результат деятельности Общества по итогам 2002 года следует отметить снижение кредиторской задолженности (в основном перед поставщиками и бюджетом), а также превышение дебиторской задолженности над кредиторской при снижении дебиторской задолженности, рост денежных средств. В то же время негативно повлияли на годовой результат высокая степень износа основных средств, а также разрыв между ростом цен на топливо, покупную энергию на ФОРЭМ и тарифным регулированием, что создало необходимость привлечения внешних источников финансирования.

В целом по итогам 2002 года ОАО «Самараэнерго» характеризуется как компания с устойчивым финансовым положением.

Структура и динамика чистых активов

Показатель	01.01.2001	01.01.2002	01.01.2003
Сумма чистых активов, тыс. руб.	9 231 193	24 956 176	24 930 282
Отношение чистых активов к уставному капиталу, %	229,12	619,41	618,77
Отношение чистых активов к сумме уставного капитала и резервного фонда	224,71	603,61	600,52
Прирост (наличие) добавочного капитала от переоценки основных средств, тыс. руб.	-	19 329 320	19 306 475

6.3. Бухгалтерский баланс Общества за отчетный период.

	Код стр.	На начало отчетного года	На конец отчетного года
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы	110	-	92
в том числе: права на патенты, программы, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	-	-
организационные расходы	112	-	-
деловая репутация организации	113	-	-
другие виды нематериальных активов	114	-	92
Основные средства	120	22 542 352	21 718 525
в том числе: земельные участки и объекты природопользования	121	1 097	1 011
Здания, машины и оборудование, сооружения	122	22 059 647	21 560 228
другие виды основных средств	123	481 608	157 286
Вложения во внеоборотные активы	130	603 134	626 528
в том числе: оборудование к установке	13001	19 713	31 032
вложения во внеоборотные активы	13002	583 421	595 496
Доходные вложения в материальные ценности	135	-	-
в том числе: имущество для передачи в лизинг	136	-	-
имущество, предоставляемое по договору проката	137	-	-
Долгосрочные финансовые вложения	140	15 631	15 971
в том числе: инвестиции в дочерние общества	141	817	1 117
инвестиции в зависимые общества	142	1 166	1 166
инвестиции в другие организации	143	13 648	13 497
займы, предоставленные организациям на срок более 12 месяцев	144	-	-
прочие долгосрочные финансовые вложения	145	-	191
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ Деловая репутация дочерних обществ	146	-	-
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ Оценка участия головной организации в зависимом обществе	147	-	-
Прочие внеоборотные активы	150	-	-
ИТОГО по разделу I	190	23 161 117	22 361 116

	Код стр.	На начало отчетного года	На конец отчетн
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	591 341	84
в том числе: сырье, материалы и другие аналогичные ценности	211	428 375	48
из них: мазут	21101	84 444	8
уголь	21102	85 450	1
дизельное топливо	21103	1 486	
другое технологическое топливо	21104	3 838	
запасные части	21105	89 297	1
прочие сырье и материалы	21107	163 860	16
животные на выращивании и откорме	212	7 025	
затраты в незавершенном производстве (издержках обращения)	213	3 571	
готовая продукция и товары для перепродажи	214	7 864	
товары отгруженные	215	-	
расходы будущих периодов	216	144 506	34
прочие запасы и затраты	217	-	
Налог на добавленную стоимость по приобретенным ценностям	220	168 159	22
из них: НДС при покупках электроэнергии через ФОРЭМ	22001	56 886	4
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	77 167	8
в том числе: покупатели и заказчики	231	-	
из них: финансируемые из федерального бюджета	23101	-	
финансируемые из бюджетов субъектов РФ	23102	-	
финансируемые из местных бюджетов	23103	-	
другие покупатели и заказчики	23104	-	
векселя к получению	232	-	
задолженность дочерних и зависимых обществ	233	-	
авансы выданные	234	11 628	
прочие дебиторы	235	65 539	7
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	2 337 037	1 97
в том числе: покупатели и заказчики	241	1 395 454	1 09
из них: при продаже электроэнергии через ФОРЭМ внутри группы	24101	-	
посредники при продаже электрической и тепловой энергии	24102	-	
организации, финансируемые из федерального бюджета	24103	114 794	2
организации, финансируемые из бюджетов РФ	24104	-	
организации, финансируемые из местных бюджетов	24105	291 619	27
прочие потребители электрической и тепловой энергии	24106	976 916	78
задолженность по абонентной плате	24107	-	
другие покупатели и заказчики	24108	12 125	1

	Код стр.	На начало отчетного года	На конец отчетного года
II. ОБОРОТНЫЕ АКТИВЫ			
векселя к получению	242	267 171	703
задолженность дочерних и зависимых обществ	243	-	-
задолженность участников (учредителей) по взносам в уставный капитал	244	-	-
авансы выданные	245	69 518	120 387
в том числе:			
поставщикам электрической и тепловой энергии	24501	-	-
поставщикам топлива	24502	227	-
поставщикам материалов	24503	34 730	19 476
строительным организациям	24504	13 830	27 167
ремонтным организациям	24505	76	2 061
поставщикам услуг	24506	14 406	8 609
прочие авансы выданные	24507	6 249	63 074
прочие дебиторы	246	604 894	751 504
в том числе:			
по пеням, штрафам, неустойкам по договорам	24601	189 836	275 330
переплата по налогам в федеральный бюджет	24602	106	899
переплата по налогам в бюджеты субъектов РФ	24600	164	1 833
переплата по налогам в местные бюджеты	24604	230	3 496
переплата по платежам в государственные внебюджетные фонды	24600	1 322	3 813
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам	24607	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам	24608	-	-
задолженность перед РАО "ЕЭС России" по ПИР	24609	-	-
задолженность РАО "ЕЭС России" по ПИР	24610	-	-
другие дебиторы	24611	413 236	466 133
Краткосрочные финансовые вложения	250	897 972	1 525 193
в том числе:			
займы, предоставленные организациям на срок менее 12 месяцев	251	30 998	480
собственные акции, выкупленные у акционеров	252	3 517	3 517
прочие краткосрочные финансовые вложения	253	863 457	1 521 196
Денежные средства	260	219 791	330 070
в том числе:			
касса	261	99	122
расчетные счета	262	11 305	125 441
валютные счета	263	-	-
прочие денежные средства	264	208 387	204 507
в том числе:			
специальные счета в банках	26401	208 359	204 502
денежные документы	26402	28	5
переводы в пути	26403	-	-
Прочие оборотные активы	270	-	-
в том числе:			
внутрихозяйственные расчеты по текущим операциям	27002	-	-
внутрихозяйственные расчеты по строительству	27003	-	-
внутрихозяйственные расчеты по ПИР	27004	-	-
внутрихозяйственные расчеты по смете защиты объектов	27006	-	-
внутрихозяйственные расчеты по НДС	27007	-	-
другие оборотные активы	27005	-	-
ИТОГО по разделу II	290	4 291 467	4 982 748
Баланс (сумма строк 190 + 290)	300	27 452 584	27 343 864

	Код стр.	На начало отчетного года	На конец отчетного года
ПАССИВ			
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал	410	4 029 004	4 029 004
в том числе:			
в акциях привилегированных	41001	522 144	522 144
в акциях обыкновенных	41002	3 506 860	3 506 860
Добавочный капитал	420	19 793 096	19 769 320
Расчеты по выделенному имуществу	423	-	-
Резервный капитал	430	105 456	122 473
в том числе:			
резервные фонды, образованные в соответствии с законодательством	431	105 456	122 473
резервы, образованные в соответствии с учредительными документами	432	-	-
Фонд социальной сферы	440	1 171	1 161
Целевое финансирование	450	-	-
Нераспределенная прибыль прошлых лет	460	832 873	678 384
Непокрытый убыток прошлых лет	465	-	-
Нераспределенная прибыль отчетного года	470	-	117 519
Непокрытый убыток отчетного года	475	-	-
ИТОГО по разделу III	490	24 761 600	24 717 861
IV. ДОЛГОСРОЧНЫЕ ПАССИВЫ			
Займы и кредиты	510	912 344	907 981
в том числе:			
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	-	-
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	912 344	907 981
Прочие долгосрочные обязательства	520	123 488	182 561
в том числе:			
кредиторская задолженность поставщиков и подрядчиков	52001	-	100 354
кредиторская задолженность перед социальными фондами	52002	-	-
в том числе:			
Пенсионному фонду РФ	52003	-	-
Фонду обязательного медицинского страхования	52004	-	-
Фонду занятости	52005	-	-
Фонду социального страхования	52006	-	-
по пеням и штрафам в государственные внебюджетные фонды	52007	-	-
кредиторская задолженность перед бюджетом (реструктуризированные налоги)	52008	123 488	78 366
из нее:			
федеральному бюджету	52009	123 488	78 366
бюджетам субъектов РФ	52010	-	-
местным бюджетам	52011	-	-
кредиторская задолженность по налогу на прибыль по базе переходного периода	52020	-	3 841
из нее:			
федеральному бюджету	52021	-	1 200
бюджетам субъектов РФ	52022	-	2 321
местным бюджетам	52023	-	320
прочие долгосрочные обязательства	52012	-	-
ИТОГО по разделу IV	590	1 035 832	1 090 542

Раздел 6 || Основные показатели бухгалтерской и финансовой отчетности Общества

	Код стр.	На начало отчетного года	На конец отчетного года
V. КРАТКОСРОЧНЫЕ ПАССИВЫ			
Займы и кредиты	610	69 669	279 686
в том числе:			
кредиты банков, подлежащие погашению в течение12 месяцев после отчетной даты	611	69 669	279 686
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	-	-
ПАССИВ			
Кредиторская задолженность	620	1 387 177	1 027 717
в том числе:			
поставщики и подрядчики	621	506 880	292 928
из них:			
поставщикам электроэнергии через ФОРЭМ	62101	8 217	22 962
прочим поставщикам электрической и тепловой энергии	62102	811	1 649
поставщикам газа	62103	85 682	72 070
поставщикам мазута	62104	57 506	15 841
поставщикам угля	62105	5	-
поставщикам иного топлива	62112	-	-
строительным организациям	62106	15 331	19 205
ремонтным организациям	62107	26 583	35 790
по абонентной плате РАО "ЕЭС России"	62108	-	-
задолженность Концерну "Росэнергоатом"	62110	-	-
задолженность АЭС	62111	242	-
другим поставщикам и подрядчикам	62109	312 503	125 411
по абонентной плате ОАО "СО ЦДУ ЕЭС"	62113	-	-
по абонентной плате ОАО «ФСК»	62114	-	-
векселя к уплате	622	-	-
задолженность перед дочерними и зависимыми обществами	623	-	-
задолженность по оплате труда перед персоналом	624	58 786	92 835
в том числе:			
текущая	62401	58 786	92 835
просроченная	62402	-	-
задолженность по социальному страхованию и обеспечению	625	31 731	30 121
в том числе:			
Пенсионному фонду РФ	62501	27 326	25 832
Фонду обязательного медицинского страхования	62502	3 419	3 264
Фонду занятости	62503	-	-
Фонду социального страхования	62504	986	1 025
по пеням и штрафам в государственные внебюджетные фонды	62505	-	-
задолженность по налогам и сборам	626	321 218	289 499
задолженность перед бюджетом текущая	62610	321 218	289 499
в том числе:			
федеральному бюджету	62601	100 659	149 575
бюджетам субъектов РФ	62602	173 922	97 119
местным бюджетам	62603	46 637	42 805
задолженность перед бюджетом по налогу на прибыль по базе переходного периода	62620	-	-
в том числе:			
федеральному бюджету	62621	-	-
бюджетам субъектов РФ	62622	-	-
местным бюджетам	62623	-	-
авансы полученные	627	61 116	84 706
в том числе:			
от потребителей электроэнергии через ФОРЭМ	62701	-	-
от других потребителей электрической и тепловой энергии	62702	60 736	64 251
прочие полученные авансы	62703	380	20 455
прочие кредиторы	628	407 446	237 628
в том числе:			
НДС в неоплаченной продукции	62801	262 140	213 009
задолженность внебюджетному фонду НИОКР	62802	48 801	3 601
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам	62804	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам	62805	-	-
задолженность перед РАО "ЕЭС России" по ПИР	62806	-	-
задолженность РАО "ЕЭС России" по ПИР	62807	-	-
другие кредиторы	62808	96 505	21 018

	Код стр.	На начало отчетного года	На конец отчетн
ПАССИВ			
Задолженность участникам (учредителям) по выплате доходов	630	213	1
Доходы будущих периодов	640	198 093	2
Резервы предстоящих расходов и платежей	650	-	
Прочие краткосрочные обязательства	660	-	
в том числе:			
внутрихозяйственные расчеты по текущим операциям	66002	-	
внутрихозяйственные расчеты по строительству	66003	-	
внутрихозяйственные расчеты по ПИР	66004	-	
внутрихозяйственные расчеты по смете защиты объектов	66006	-	
внутрихозяйственные расчеты по НДС	66007	-	
другие краткосрочные обязательства	66005	-	
ИТОГО по разделу V 690	1 655 152	1 535 461	
БАЛАНС (сумма строк 490+590+690)	700	27 452 584	27 3

Справка о наличии ценностей, учитываемых на забалансовых счетах

	Код стр.	На начало отчетного года	На конец отчетн
Арендованные основные средства	910	271 689	27
в том числе по лизингу	911	36 795	3
Товарно материальные ценности, принятые на ответственное хранение	920	6 761	
Материалы, принятые в переработку	925	-	
Товары, принятые на комиссию	930	-	
Оборудование, принятое для монтажа	935	-	
Бланки строгой отчетности	990	-	
Списанная в убыток задолженность неплатежеспособных дебиторов	940	53 249	6
Обеспечение обязательств и платежей полученные	950	275 749	8
Обеспечение обязательств и платежей	960		
Выданные	-	-	
Износ основных средств	970	11 678	
Износ объектов внешнего благоустройства и других аналогичных объектов	980	218	
Основные средства, сданные в аренду	992	3 921	

6.4. Отчет о прибылях и убытках Общества за отчетный период.

I. Доходы и расходы по обычным видам и деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей),	010	14 671 971	11 125 688
в том числе от продажи:			
электроэнергии внутренним потребителям	011	10 025 163	7 831 574
электроэнергии на экспорт	012	-	-
теплоэнергии	013	3 790 936	2 660 389
абонентной платы (для РАО "ЕЭС России")	014	-	-
прочих товаров, продукции, работ, услуг промышленного характера	015	805 943	596 524
прочих товаров, продукции, работ, услуг непромышленного характера	016	49 929	37 201
Себестоимость проданных товаров, продукции, работ, услуг	020	13 964 711	10 006 883
в том числе проданных:			
электроэнергии внутренним потребителям	021	9 648 796	6 781 495
электроэнергии на экспорт	022	-	-
теплоэнергии	023	3 697 393	2 766 786
абонентной платы (для РАО "ЕЭС России")	024	-	-
прочих товаров, продукции, работ, услуг промышленного характера	025	552 000	423 448
прочих товаров, продукции, работ, услуг непромышленного характера	026	66 522	35 154
Валовая прибыль (010 - 020)	029	707 260	1 118 805
Коммерческие расходы	030	1 067	108 152
Управленческие расходы	040	-	-
Прибыль (убыток) от продаж (строки 010 - 020 - 030 - 040)	050	706 193	1 010 653
II. Операционные доходы и расходы			
Проценты к получению	060	13 961	17 518
Проценты к уплате	070	33 424	18 291
Доходы от участия в других организациях	080	2	2 208
Прочие операционные доходы	090	4 288 410	1 128 723
Прочие операционные расходы	100	4 584 244	1 268 047
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	88 657	35 959
Внереализационные расходы	130	303 649	257 909
Прибыль (убыток) до налогообложения (строки 050+060-070+080+090-100+120-130)	140	175 906	650 814
Налог на прибыль и иные аналогичные обязательные платежи	150	58 493	310 585
Прибыль (убыток) от обычной деятельности (строки 140 – 150)	160	117 413	340 229
IV. Чрезвычайные доходы и расходы.			
Чрезвычайные доходы	170	9 213	119
Чрезвычайные расходы	180	9 107	17
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода (строки 160+170-180+184)	19010	117 519	340 331

Только при годовой бухгалтерской отчетности

СПРАВОЧНО.			
Прибыль, приходящаяся на одну акцию:			
по привилегированным	201	0,0120	0,0340
по обычным	202	0,0317	0,0920
Предполагаемая в следующем отчетном году сумма прибыли, приходящаяся на одну акцию:			
по привилегированным	203	0,0120	0,0340
по обычным	204	0,0310	0,0905

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании			
прибыль	210	54 449	1 84
убыток	211	485	5 50
Прибыль (убыток) прошлых лет			
прибыль	220	9 054	7 25
убыток	221	29 607	8 67
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств			
прибыль	230	378	
убыток	231	55	
Курсовые разницы по операциям в иностранной валюте			
прибыль	240	-	[illegible]
убыток	241	-	
Снижение себестоимости материально-производственных запасов на конец отчетного периода			
прибыль	250	-	
убыток	251	-	
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности			
прибыль	260	535	99
убыток	261	13 711	51 28

6.5 Комментарий к изменениям в составе баланса и отчета о финансовых результатах

В структуре баланса АО «Самараэнерго» за 2002 год произошли следующие изменения:
Стоимость имущества АО "Самараэнерго" за 2002 год сократилась на 0,4% и составила на 31.12.2002 г. 27 343 864 тыс. руб.
В структуре имущества компании преобладают внеоборотные активы. Доля внеоборотных активов в имуществе компании за год сократилась на 2,59% и составила 81,78%. Величина внеоборотных активов за 2002 год снизилась на 3,45%. Сокращение величины внеоборотных активов определялось снижением балансовой стоимости основных фондов за счет износа оборудования.
Доля оборотных (текущих) активов в имуществе компании на 31.12.2002 г. выросла на 2,59% и составила 18,22%. По итогам 2002 года наметился рост по всем статьям оборотных активов компании, кроме дебиторской задолженности. Наибольшее влияние на рост текущих активов компании оказало увеличение краткосрочных финансовых вложений (69,85%) и денежных средств (50,17%).
Сокращение дебиторской задолженности, в том числе просроченной дебиторской задолженности, остается положительной тенденцией в деятельности компании. Удельный вес дебиторской задолженности в активах компании уменьшился на 1,27% и составил на конец года 7,53% активов компании. Существенное сокращение дебиторской задолженности обусловлено, главным образом, сокращением абонентской задолженности потребителей за электрическую и тепловую энергию на 21,4%.
В структуре источников имущества компании устойчиво преобладают собственные источники, обеспечивая независимость компании от внешних источников. За отчетный год доля собственных средств в источниках имущества составила 91,19%.
Структура заемных средств компании в основном представлена текущими обязательствами компании.
Краткосрочные заемные средства (текущие пассивы) компании за 2002 г. сократились на 9,47%. Доля текущих пассивов в валюте баланса снизилась и составила 4,82% на конец отчетного периода.
Изменение текущих обязательств определяется динамикой кредиторской задолженности. Кредиторская задолженность за отчетный период сократилась на 25,91%, главным образом, за счет сокращения задолженности перед поставщиками и подрядчиками на 42,2%. При этом на 31.12.02 г. отмечен рост по статье «Кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты» вследствие краткосрочных кредитов, полученных в АКБ «Газбанк», ООО «Альфа-Банк» и АКБ «ДИБ».

Финансовые результаты

Изменения в структуре баланса непосредственно связаны с динамикой финансовых рез
тов компании за отчетный период, которые выражены показателями прибыли от прода
лансовой прибыли и чистой прибыли.
Прибыль от продаж за отчетный период сократилась против уровня 2001 года на 30,13%
жение прибыли от продаж за 2002 год определялось в основном сокращением прибыли
ализации электроэнергии на 64,16% и получением убытка от реализации прочей продукц
промышленного характера. При этом по итогам 2002 года получена прибыль от реали
теплоэнергии (в 2001 году компанией был получен убыток от реализации теплоэнерг
прочей продукции промышленного характера прибыль увеличилась на 46,72%.
Сокращение прибыли от реализации электроэнергии обусловлено опережающими те
роста удельной себестоимости (38,2%) над темпами роста среднего тарифа на электро
гию (26,3%). По теплоэнергии за 2002 год темпы роста среднего тарифа (48,0%) опер
темпы роста удельной себестоимости (38,8%).
Опережение темпов роста удельной себестоимости электроэнергии над темпами роста
него тарифа объясняется следующими причинами:
- рост основных составляющих затрат за счет неоднократного роста оптовых цен на га
трат на покупную энергию ФОРЭМ, повышения норматива абонентной платы РАО «ЕЭС
сии» и стоимости железнодорожных перевозок при сохранении величины необходимо
были, включенной в тариф, на уровне 2001 года;
- получением компанией выпадающих доходов за счет:
- временного разрыва между ростом основных составляющих себестоимости и тарифн
гулированием;
- снижения полезного отпуска тепловой энергии в 1 полугодии 2002 г. относительно ба
утвержденного ФЭК РФ на 12%;
- снижения среднеотпускного тарифа на электроэнергию вследствие изменения структу
лезного отпуска электроэнергии по уровням напряжения;
- обслуживания заемных средств, привлеченных компанией.
Выпадающие доходы энергосистемы и значительный рост основных составляющих себе
мости учтены при тарифном регулировании с 12.08.02 г. в полном объеме. В составе вы
от реализации за 2002 г. данные расходы энергосистемы компенсированы потребит
лишь частично в силу особенностей тарифного регулирования. В полном объеме средс
потребителей в составе выручки от реализации могут быть получены в течение календа
года с даты последнего тарифного регулирования.
Прибыль отчетного периода (балансовая прибыль по отгрузке), отличающаяся от опера
ной прибыли на разницу между процентами к получению и уплате, а также операционн
внереализационными доходами и расходами, сократилась против уровня 2001 г. на 72,
составила 176 230 тыс. руб.
Снижение прибыли до налогообложения в отчетном периоде определяется следующим
торами: снижение прибыли от продаж продукции, увеличение отрицательной разницы
прочими операционными доходами и расходами на 112,3% (главным образом, за счет
чения налога на имущество в связи с проведенной переоценкой основных фондов), пол
ем отрицательной разницы между процентами к получению и процентами к уплате. При
по итогам 2002 года сократилась отрицательная разница между внереализационными д
ми и расходами на 3,28%.
Нераспределенная прибыль отчетного периода или чистая прибыль, определяемая как р
ца между балансовой прибылью и налогом на прибыль, чрезвычайными доходами и рас
ми, по сравнению с 2001 годом, сократилась и составила 117 843 тыс. руб.

Финансовые показатели

В целом за 2002 год значения абсолютных и относительных показателей ликвидности б
са, финансовой устойчивости и деловой активности отражают стабильное финансовое
жение компании.
Показатели рассчитываются на основе формы №2 «Отчет о прибылях и убытках» по отч
и формы №1 «Бухгалтерский баланс».

Показатели ликвидности и платежеспособности

Коэффициент текущей ликвидности характеризует общую обеспеченность компании об
ными средствами, необходимыми для стабильной финансово-хозяйственной деятельн
своевременного погашения краткосрочных обязательств, достаточность оборотных сре
предприятия, которые могут быть использованы для погашения своих краткосрочных о
тельств. Значение коэффициента должно находиться в пределах от 1 до 2.
За 2002 год коэффициент текущей ликвидности вырос на 0,832 и составил 3,778. Тенд
роста показателя остается положительной, на 31.12.2002 значение коэффициента те
ликвидности достигло максимального уровня за последние годы.
Коэффициент срочной ликвидности показывает прогнозируемые платежные возмож
предприятия при условии своевременного проведения расчетов с дебиторами. Его зна
должно быть больше 1.
За отчетный период коэффициент срочной ликвидности вырос на 0,543 и составил 2,96
чиная с 1 квартала 2000 года данный коэффициент соответствует критериальному значе
на 31.12.01 достиг максимального уровня за ряд последних лет.
Коэффициент абсолютной ликвидности отражает долю текущих обязательств, которая м
быть погашена за счет денежных средств и краткосрочных финансовых вложений. Ин
лом нормальных значений в мировой практике считается 0,2 – 0,7. Коэффициент абсол
ликвидности за анализируемый период вырос на 0,639 и составил 1,407, что также явл
максимальным значением за 1999-2002 гг. Начиная с 1 квартала 2000 года коэффициент
лютной ликвидности соответствует критериальному значению.

Показатели финансовой устойчивости

Коэффициент автономии (финансовой независимости) отражает долю собственных источников в общем объеме источников имущества компании и характеризует независимость от заемных средств. Интервал критериальных значений: 0,5 – 0,8.
Коэффициент автономии за анализируемый период увеличился незначительно и составил на 31.12.2002 года 0,912. Анализ тенденций изменения данного показателя за 1999-2002 гг. позволяет сделать вывод о постоянной независимости деятельности предприятия от заемных средств, а также о возможном расширении возможности привлечения средств со стороны.
Соотношение заемных и собственных средств показывает, сколько заемных средств привлекло предприятие на 1 рубль вложенных в активы собственных средств. Значение данного показателя не должно превышать 0,7.
Соотношение заемных и собственных средств по сравнению с началом года сократилось на 0,003 и составило на 31.12.2002 г. 0,097, что соответствует норме.
Коэффициент обеспеченности собственными средствами ранее служил одним из индикаторов банкротства предприятия и отражает наличие собственных оборотных средств, необходимых для финансовой устойчивости компании. Нижняя граница коэффициента – 0,1, оптимальное значение – около 0,5.
Коэффициент обеспеченности собственными средствами вырос за 2002 год на 0,1 и составил на конец анализируемого периода 0,473.
Коэффициент маневренности собственных оборотных средств показывает способность предприятия поддерживать уровень собственного оборотного капитала и пополнять оборотные средства в случае необходимости за счет собственных источников.
Несмотря на рост коэффициента маневренности собственных оборотных средств по сравнению с началом года на 0,031 до 0,095, его значение не достигает нормативного интервала 0,2-0,5.
Несоответствие данного коэффициента критериальному интервалу свидетельствует о недостаточной способности компании пополнять оборотные средства за счет собственных источников, что подтверждается наличием банковских кредитов. Причиной является временной разрыв между повышением цен на основные составляющие себестоимости выпускаемой продукции (топливо, покупная энергия, абонентская плата) и регулированием тарифов на электроэнергию и тепло, а также получением средств от потребителей энергии.

Анализ динамики финансовой устойчивости компании за 2002 год позволяет говорить об устойчивом финансовом состоянии компании. Это подтверждается следующими фактами:
* на конец периода запасы компании обеспечены собственными оборотными средствами;
* значения всех относительных финансовых показателей, кроме коэффициента маневренности собственных оборотных средств, соответствуют нормативным значениям.

Показатели рентабельности и оборачиваемости

Рентабельность основной деятельности компании за отчетный период снизилась с 6,43% до 1,26%.
Рентабельность активов компании (ROA) сократилась на 1,73% до 0,64%.
Рентабельность продаж (ROS), определяемая как отношение операционной прибыли (прибыли от продаж) к выручке, составила за 2002 год 4,81%, снижение по сравнению с 2001 годом 4,27%.
Рентабельность реализованной продукции, характеризующая эффективность затрат, произведенных предприятием на производство и реализацию продукции, сократилась на 4,93% и составила 5,06%.
Оборачиваемость дебиторской задолженности повысилась на 1,952 и составила 6,561, а период оборачиваемости дебиторской задолженности сократился на 23 дня и составил 55 дней.
Оборачиваемость кредиторской задолженности выросла на 4,131 и составила 12,151, а период оборота кредиторской задолженности уменьшился на 15 дней и составил 30 дней.

Соотношение дебиторской и кредиторской задолженности

Работа с контрагентами в 2002 г. позволила компании сократить дебиторскую задолженность и направить средства на выплаты кредиторам.
Сбалансированность финансовых потоков компании в значительной мере подтверждается соотношением дебиторской и кредиторской задолженности.
На конец отчетного периода соотношение дебиторской и кредиторской задолженности возросло на 0,263 и составило 2,003.

6.6. Заключение аудитора Общества.

ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ИНАУДИТ"
Независимая Консультационная Группа
1031189, Москва, 5-й Донской пр-д, дом 21-Б, оф. 71-72, тел./факс: (095) 955-55-54, 955-55-28
№ 12/04 от «18» марта 2003 г.

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ ПО ФИНАНСОВОЙ (БУХГАЛТЕРСКОЙ) ОТЧЕТНОСТИ

Собственникам (акционерам), Совету директоров, прочим заинтересованным пользователям финансовой (бухгалтерской) отчетности

АУДИТОР:
Наименование: Закрытое акционерное общество «Инаудит - Независимая Консультационная Группа»
Место нахождения: 103089, г. Москва, Брюсов пер., д. 8-10, стр. 2;
Государственная регистрация: № 1027700358278 от 25 октября 2002 г.
Лицензия: на осуществление деятельности в области общего аудита № 009214 от 7 декабря 2001 г. выдана Министерством финансов Российской Федерации сроком на три года.

АУДИРУЕМОЕ ЛИЦО;
Наименование: Открытое акционерное общество энергетики и электрификации (дочернее акционерное общество Российского акционерного общества энергетики и электрификации «ЕЭС России») «Самараэнерго».
Место нахождения: 443100, г. Самара, ул. Маяковского, д. 15.
Государственная регистрация: № 1026300956131 от 15 августа 2002 г.
Лицензия: на производство, передачу и распределение тепловой и электрической энергии № 502 от 10.11.1996 г. выдана Главным управлением государственного энергетического надзора Министерства топлива и энергетики Российской Федерации сроком до утверждения Правительством РФ Положения о лицензировании в энергетике.
Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности Открытого акционерного общества энергетики и электрификации «Самараэнерго» за период с 1 января по 31 декабря 2002 г. включительно. Финансовая (бухгалтерская) отчетность Открытого акционерного общества энергетики и электрификации «Самараэнерго» состоит из:
• бухгалтерского баланса;
• отчета о прибылях и убытках;
• приложений к бухгалтерскому балансу и отчету о прибылях и убытках;
• пояснительной записки.
Ответственность за подготовку и представление этой финансовой (бухгалтерской) отчетности несет исполнительный орган Открытого акционерного общества энергетики и электрификации «Самараэнерго». Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.
Мы провели аудит в соответствии с:
• Федеральным законом «Об аудиторской деятельности» № 119-ФЗ от 07.08.2001 г.;
• Федеральными правилами (стандартами) аудиторской деятельности, утв. Постановлением Правительства № 696 от 23.09.2002 г.;
• Правилами (стандартами) аудиторской деятельности Закрытого акционерного общества «Инаудит - Независимая Консультационная Группа»;
• Нормативными актами органов, осуществляющих регулирование деятельности аудируемого лица.
Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значение и раскрытие в финансовой (бухгалтерской) отчетности информации о финансово-хозяйственной деятельности, оценку принципов и методов бухгалтерского учета, правил подготовки финансовой (бухгалтерской) отчетности, определение главных оценочных значений, полученных руководством аудируемого лица, а также оценку общего представления о финансовой (бухгалтерской) отчетности. Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.
Основные принципы и методы ведения бухгалтерского учета и подготовки финансовой (бухгалтерской) отчетности Открытого акционерного общества энергетики и электрификации «Самараэнерго» соответствуют установленным Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 г. № 129-ФЗ, Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным Приказом Министерства финансов Российской Федерации от 29 июля 1998 г. № 34н и иными нормативными правовыми актам Российской Федерации.
По нашему мнению, финансовая (бухгалтерская) отчетность Открытого акционерного общества энергетики и электрификации «Самараэнерго» отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2002 г. и результаты финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2002 г. включительно.

«18» марта 2003 г

Генеральный директор ЗАО «Инаудит-НКГ» Абрамов М.А

Руководитель аудиторской проверки Горбулин М.В

(квалификационный аттестат выдан ЦАЛАК МФ РФ 09.08.01 г. сроком на три года)



Фрагмент паровой турбины на БТЭЦ. 1941 г.

...Энергетики чутко реагируют на «человеческие» болезни механизмов, диагностиру
температуры, давления, переломов и... неизбежного старения...

Раздел 7. Распределение прибыли и дивидендная политика.

Распределение прибыли Общества, утвержденное ГОСА.

	ГОСА 2000	ГОСА 2001	ГОСА 2002	ГОСА 2003*
Нераспределенная прибыль (тыс. руб.)	403 967	526 679	340 331	117 843
Резервный фонд (тыс. руб.)	21 334	26 334	17 017	5 893
Фонд накопления (тыс. руб.)	64 102	77 941	162 154	-
Дивиденды (тыс. руб.)	56 999	149 892	161 160	111 950
Прочие цели	29 433	83 262	-	-

Дивидендная история Общества за последние 3 года

	2000 (за 1999 год)	2001 (за 2000 год)	2002 (за 2001 год)	2003* (за 2002 год)
Размер дивиденда на 1 обык. акц., руб.	0,01	0,035	0,04	0,027786
Размер дивиденда на 1 прив. акц., руб.	0,042	0,052	0,04	0,027786
Общая сумма начисленных дивидендов, тыс. руб.	56 905	148 971	160 639	111 950
Дивидендная доходность 1 обык. акции	1,39	5,42	3,9	-
Дивидендная доходность 1 прив. акции	12,56	17,9	6,76	-

* рекомендации Совета директоров



Ремонтные работы паропровода на Самарской ТЭЦ.

... Люди в «Самараэнерго» научились продлевать работоспособный возраст оборудования...

8.1. Инвестиции Общества, в том числе направляемые на реконструкцию и техническое перевооружение

За период с 2000 по 2002 гг. инвестиции ОАО «Самараэнерго» представлены следующим образом. В 2000 году объем инвестиций составил 438975 тыс. руб., в т.ч. направляемых на реконструкцию и техническое перевооружение – 356462 тыс. руб. (81% от общего объема); в 2001 году аналогичные показатели – соответственно 487624 тыс. руб. и 441900 тыс. руб. (91% от общего объема); в 2002 году – соответственно 775841 тыс. руб. и 738974 тыс. руб. (95%).


Инвестиции – всего с НДС, тыс. руб.
В т.ч. на реконструкцию и техническое перевооружение
Тыс. руб.
1000000
800000
700000
600000
500000
400000
300000
200000
100000
0
2000
2001
2002

8.2. Источники финансирования инвестиционных программ

(прибыль, амортизационные отчисления, прочие)

Основными источниками финансирования инвестиционных программ ОАО «Самараэнерго» являются собственные средства.

Освоение инвестиций за период с 2000 по 2002 гг. по источникам выглядит следующим образом:

	2000 г.			2001 г.			2002 г.		
	план	факт	% вып.	план	факт	% вып.	план	факт	% вып.
ВСЕГО, тыс. руб.	399628	438975	109,8	435340	487624	112	771515	775841	100,6
В т.ч. за счет амортизационных отчислений	377589	397837	105,4	382289	402919	105,4	762515	740867	97,2
Прибыли	10912	12470	114,3	53051	45477	85,7	9000	2782	30,9
Прочих источников	11127	28668	257,6	0	39228		0	32192	

8.3. Структура капиталовложений по направлениям:

электростанции, электрические сети всех классов напряжений, тепловые сети, оборудование, не требующее монтажа и не входящее в сметы строек, проектно-изыскательские работы для строительства будущих лет, непроизводственное строительство, прочие объекты (графическое и текстовое представление).

Наиболее значительные мероприятия по реконструкции и техническому перевооружению в отчетном году:

- реконструкция Самарской ТЭЦ с установкой ТГ Р-50 ст. №5,
- реконструкция котла ТП-87 ст. №8 Тольяттинской ТЭЦ;
- реконструкция газового хозяйства котлов с установкой газовых блоков «АМАКС»: БКЗ-420 ст. №5 Самарской ТЭЦ, ТП-87 ст. №8 Тольяттинской ТЭЦ, ТГМ-84 ст. №1 ТЭЦ ВАЗа, КВГМ-180 ст. №4 ПОК, НЗЛ-110 ст. №4 Самарской ГРЭС, ПТВМ ст. №4 ЦОК;
- реконструкция электроснабжения ЦОК (2 электропитание);
- восстановительные работы по ТА ст. №10 ТЭЦ ВАЗа;
- реконструкция конденсатора ТА №5 ТЭЦ ВАЗа;
- реконструкция схемы подпитки теплосети с увеличением производительности и запаса горячей воды ТЭЦ ВАЗа;
- реконструкция ОРУ с заменой ВВН на элегазовый;
- реконструкция главного корпуса НкТЭЦ-2;
- перевод турбины ТА-3 на противодавление с переоблопачиванием и замена ПВД – 3,4,5 Безымянской ТЭЦ;
- реконструкция дымовой трубы №1 Новокуйбышевской ТЭЦ-1;
- реконструкция тепловых сетей протяженностью 0,741 км;
- ВЛ 110 кВ отпайкой от воздушной линии 110 кВ «Городская-1», «Промышленная-2» на подстанцию Центральной отопительной котельной г. Самары – 236 км;
- реконструкция ВЛ-110 кВ БК-1,2 устранен негабарит ВЛ-110 кВ – 1,33 км;
- ВЛ-6-10-0,4 кВ - 115,38 км;
- замена трансформаторов напряжения-110 кВ на ПС 220 кВ «Серноводская» - 3 шт.;
- замена трансформаторов тока-110 кВ на ПС-110 «Челно-Вершины» - 3 шт.;
- произведена замена кабеля на ПС-110 «Кряж» и на участке кабельной магистрали СЭС-ОДУ Средней Волги;
- замена масляных выключателей 6 кВ на вакуумные 26 шт. на ПС 110 кВ «Жигулевская», «Западная»;
- замена II секция КРУН-10 с выключателями К-10,К-13 на КРУН-10 кВ с ячейками К-59 с вакуумными выключателями на ПС 110 кВ «Красная Самарка»;
- выполнена замена аварийных осциллографов на ИИС «Нева» на ПС 110 кВ «Нефтегорская», «Кротовка»;
- внедрение индикаторов определения мест повреждения ИМФ-3 на ПС Волжских электрических сетей;
- реконструкция ПС 35/10кВ «Марьевка» с заменой КРУН-10 кВ и двух трансформаторов по 4 тыс. кВА;
- реконструкция мачтовых ПС в г. Чапаевске;
- реконструкция ЗРУ-10 кВ ПС-110 кВ «Чапаевская» с устройством защиты от дуговых замыканий;

Динамика структуры инвестиций по направлениям за 2000 г.


Доля инвестиций в:
тепловые электростанции
электрические сети всех классов напряжения
тепловые сети
оборудование, не требующее монтажа и не входящее в сметы строек
проектно-изыскательские работы для строительства будущих лет
непроизводственное строительство
прочие объекты
6%
14%
2%
11%
38%
7%
22%
2%
9%
2%
33%
19%
9%
26%
6%
2%
63%
12%
6%
11%

8.4. Непрофильные финансовые вложения.

ОАО "Самараэнерго" проводится работа по снижению участия в непрофильных видах деятельности с целью минимизации издержек, связанных с их владением.

На начало года сумма долгосрочных финансовых вложений в другие организации составляла 15 631 082, 12 руб.

Решением Комиссии по собственности вложения в Волжскую ГЭС им. В.И. Ленина и РАО "ЕЭС России" признаны профильными вложениями. Общая стоимость таких вложений составила 10 092 178, 5 руб.

Общая сумма списанных вложений составила 150 680 рублей.

В процессе ликвидации находятся следующие организации: ОАО "Самара-банк", ОАО "Прима-банк". Списание вложений может быть произведено только по окончании процесса ликвидации указанных обществ. Подлежащая к списанию сумма вложений в указанные общества составляет 515 483, 04 рублей.

8.5. Привлечение кредитных ресурсов под инвестиционные проекты.

В течение 2000 – 2002 гг. руководство энергокомпании работало с Региональной энергетической комиссией по утверждению экономически обоснованных тарифов для потребителей АО.

Программа по техническому перевооружению и капитальному строительству, предусмотренная в расчетах тарифов, утверждена в РЭК.

Бюджетные средства и средства инвесторов в развитие энергосистемы не привлекались.



ПТУ на Безымянской ТЭЦ. 1999 г.

... И при этом энергетики – мирная армия. Поэтому им не надо разоружаться. Но им

Заключение ревизионной комиссии о бухгалтерской отчетности и Годовом отчете Открытого акционерного общества энергетики и электрификации «Самараэнерго» за 2002 год

Ревизионной комиссией проведена проверка прилагаемой бухгалтерской отчетности Открытого акционерного общества энергетики и электрификации «Самараэнерго» (в дальнейшем - ОАО «Самараэнерго») за 2002 год. Данная отчетность подготовлена руководством ОАО «Самараэнерго» исходя из Федерального закона «О бухгалтерском учете» и Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденного Приказом Министерства финансов Российской Федерации от 29 июля 1998 года № 34н.

Ответственность за подготовку данной отчетности несет руководство ОАО «Самараэнерго». В соответствии с Положением о Ревизионной комиссии ОАО «Самараэнерго», утвержденным Годовым Общим собранием акционеров ОАО «Самараэнерго», обязанность Ревизионной комиссии заключается в том, чтобы дать оценку данной отчетности и подтвердить достоверность данных, содержащихся в ней, а также проинформировать акционеров ОАО «Самараэнерго» о фактах нарушения порядка ведения бухгалтерского учета и представления финансовой отчетности, установленных законодательством Российской Федерации, правовых актов Российской Федерации при осуществлении финансово-хозяйственной деятельности. Устава и внутренних документов ОАО «Самараэнерго».

В соответствии с планом работы Ревизионной комиссии, проводились три проверки: по итогам полугодия, девяти месяцев и года. Проверки планировались и проводились таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность не содержит существенных искажений, и включали в себя проверку на выборочной основе подтверждение числовых данных и пояснений, содержащихся в бухгалтерской отчетности. Кроме этого, проверки включали оценку важнейших расчетов, сделанных руководством ОАО «Самараэнерго».

Ревизионной комиссией принято во внимание Заключение независимого аудитора Общества - ЗАО «Инаудит - Независимая Консультационная Группа» за 2002 год.

Ревизионная комиссия полагает, что полученные результаты дают достаточные основания для того, чтобы высказать мнение о достоверности бухгалтерской отчетности и подтвердить сведения, содержащиеся в Годовом отчете Общества за 2002 год.

А.Ю. Медников
Д.В. Штыков
О.В. Ковшова
Л.П. Малиновская
Н.И. Теряев

Раздел 9. Перспектива технического переоснащения и развития Общества

9.1. Внедрение новых технологий производства энергии и динамика развития Общества

Работы по созданию и внедрению новой техники и технологий в 2002 г. финансировались из собственных средств ОАО "Самараэнерго".

Среди наиболее крупных и значимых работ следует отметить следующие:

• Разработка дожимного компрессора для ГТУ на базе роторного двигателя, выполняемая СНТК им. Н.Д. Кузнецова;

В настоящее время завершено изготовление всех деталей и начата сборка конструкции. К концу первого полугодия опытный образец пойдет на испытания.

• Разработка и испытание экспериментального комплекса по оптимизации режимов работы котлов ТП-230 и ТП-170 НК ТЭЦ-1 и БТЭЦ с целью снижения выбросов NOx.

Для этой цели специалистами ЦКТИ (С.-Петербург) разработаны экспериментальные горелочные устройства и система рециркуляции дымовых газов.

• Разработка и внедрение автоматизированных систем коммерческого учета электроэнергии и тепла и внедрение корпоративных автоматизированных систем расчета с потребителями (АСУ Энергосбыта);

• Разрабатываемые автоматизированные комплексы позволяют автоматизировать потребляемой э/э и т/э, оперативность электроэнергии.

• Разработка и внедрение экспериментальной АСУ ТП ТГ-4 ТЭЦ ВАЗа с устройствами вибродиагностики и мониторинга водно-химического режима.

Разработанная автоматизированная система позволяет полностью контролировать режим работы турбоагрегата, что существенно повышает надежность его эксплуатации.

• Разработка и испытания опытного образца вакуумного выключателя 35 кВ с повышенной отключающей способностью для СТЭЦ.

Специалистами НПП "Контакт" (Саратов) разработан и проходит испытания опытный образец выключателя 35 кВ с увеличенным током отключения.

В процессе выполнения работ объекты промышленной собственности не создавались. Патенты, лицензии, «ноу-хау» не приобретались, не продавались и не использовались.

Анализ формирования средств фонда НИОКР:

Наименование показателя	Значение показателя
Остаток средств фонда, не перечисленных в РАО "ЕЭС России" на начало периода	48801
Начислено средств фонда НИОКР РАО "ЕЭС России" по плану	0
Начислено средств фонда НИОКР РАО "ЕЭС России" фактически	0
Перечислено средств на счет фонда НИОКР РАО "ЕЭС России"	45200
Остаток средств фонда, не перечисленных в РАО "ЕЭС России" на конец периода	3601
Валовая выручка	-

Предложений по направлениям технического сотрудничества и взаимодействия с РАО "ЕЭС России" и другими АО-энерго нет.



Турбина Т-5 на Самарской ТЭЦ. 2002 г.

...В «Самараэнерго» турбину Т-5 переставили с Новокуйбышевской ТЭЦ на Самарск

Раздел 10. Развитие сети связи Общества и Internet-технологий

В 2002 году средства диспетчерского и технологического управления в необходимом объеме обеспечивали передачу и автоматическую обработку диспетчерской и технологической информации.

Продолжались работы по развитию и внедрению в энергосистеме прогрессивных средств связи, телемеханики и передачи данных на базе цифровых систем.

В Исполнительной дирекции построены и модернизированы волоконно-оптические линии связи на 38 цифровых потоков E1. Закончено строительство радиорелейной линии связи на участках:

• Энергосбыт - Тольяттинское отделение Энергосбыта;

• Жигулевские электрические сети – Зольное.

С целью оперативного сопровождения функционирования компьютерных программ предприятий энергосистемы организована и построена линия атмосферно-оптической связи между Тольяттинскими тепловыми сетями и ОАО «Комсофт» с выходом в корпоративную сеть ОАО «Самараэнерго».

Выполнена реконструкция телемеханики на подстанциях 220 кВ «Просвет», «Комсомольская», «Новоотрадненская» с заменой устаревшего оборудования ТМ-512 на КП-ПУ «Систел». Установлено новое оборудование управления с диспетчерским щитом на Центральном диспетчерском пункте.

Дальнейшее развитие получила автоматизированная система контроля и учета электроэнергии.

На 2003 год намечено следующее:

1. Обеспечение высокого уровня технической готовности каналов связи и телемеханики, коммутационной аппаратуры и эффективности их использования.
2. Продолжение работ по замене морально и физически устаревшего оборудования связи и телемеханики.
3. Строительство антенной опоры высотой 40 м и узла связи в пос. Кузькино.
4. Реконструкция цифровых РРЛ на участках:

• Исполнительная дирекция – ЦОК – СамТЭЦ – БТЭЦ – ВЭС;

• Исполнительная дирекция – НкТЭЦ-1 – НкТЭЦ-2 – ЧЭС,

с целью повышения пропускной способности в 2 раза и повышения надежности.

5. Реконструкция волоконно-оптической линии связи на участке: «Исполнительная дирекция – ТЦМС-5».
6. Организация каналов связи для функционирования АСКУЭ и Коммерческого диспетчерского центра Администрации торговой системы.
7. Строительство ВОЛС на участке: «Энергосбыт – Самарское отделение Энергосбыта».
8. Проектные, строительно-монтажные работы, приобретение оборудования цифровой РРЛ на участке: «Исполнительная дирекция - Сызранская ТЭЦ» (1 пусковой комплекс).
9. Повышение квалификации персонала служб и участков СДТУ.

11.1. Динамика выбросов загрязняющих веществ в атмосферу и объемы сточных вод.

Защита окружающей среды от вредных выбросов, сбросов и отходов, образующихся в процессе производства электрической и тепловой энергии, - одна из приоритетных задач ОАО «Самараэнерго». Сложная экологическая обстановка в Самарской области, особенно в городах Самаре, Тольятти, Новокуйбышевске и Сызрани, где расположены электростанции энергосистемы, при жестких нормативах вредных выбросов и сбросов определяют постоянную необходимость внедрения природоохранных мероприятий, снижающих вредное воздействие ТЭС на окружающую среду. При реконструкции, ремонте и монтаже оборудования вопросы экологии учитываются в обязательном порядке.

Основными источниками загрязнения атмосферного воздуха городов Самарской области являются предприятия нефтехимической, нефтеперерабатывающей, химической, энергетической, металлургической, строительной промышленности и автотранспорт. В 2002 году валовые выбросы вредных веществ в атмосферу составили 581 тыс.тн., в том числе от промышленных предприятий 321 тыс. тн. (55%) и от автотранспорта 260 тыс. тн. (45%). За счет выполнения природоохранных мероприятий доля выбросов промышленных предприятий в 2002 уменьшилась на 2%.

Вклад электростанций АО «Самараэнерго» в загрязнение воздушного бассейна области в 2002 г. составил 4,8%.

Выбросы загрязняющих веществ электростанций напрямую зависят от количества и структуры сожженного топлива, а также от эффективности проводимых природоохранных мероприятий.

В 2002 году в целом по энергосистеме общий расход топлива против 2001 года уменьшился с 8043,6 тыс. тут до 7810,1 тыс. тут, т.е. на 2,9%, при этом доля природного газа составила 96,9%, доля мазута составила 2,2%, доля угля - 0,9%.

Структура топливопотребления в отчетном году с точки зрения экологии несколько улучшилась. В топливном балансе 2002 года расход природного газа увеличился на 1,8%, расход мазута уменьшился на 24,5%, расход угля также уменьшился на 54,6%. Уголь сжигался только на Тольяттинской ТЭЦ.

В 2002 году валовые выбросы загрязняющих веществ в целом по системе составили 27,59 тыс. тн. против 36,45 тыс. тн. в 2001 году, в том числе по ингредиентам:
- твердые уменьшены с 2,13 до 0,82 тыс. тн. (на 61,5%);
- окислы серы уменьшены с 8,99 до 6,38 тыс. тн. (на 29%);
- окислы азота снижены с 24,69 до 19,89 тыс. тн. (на 19,4%).

Снижение выбросов произошло из-за уменьшения доли сжигания угля и мазута в топливном балансе, за счет внедрения природоохранных мероприятий и в результате снижения общего расхода топлива.

В 2002 году на проведение природоохранных работ в энергосистеме было израсходовано 104,6 4 млн. руб.

Выбросы загрязняющих веществ


Расход условного топлива
Выбросы загрязняющих веществ
тыс. тут
8500
8400
8300
8200
8100
8000
7900
7800
7700
7600
7500
50
45
40
35
30
25
20
15
10
5
0
8345,5
43,19
8399,5
45,86
8279,9
36,13
8043,6
36,45
7810,1
27,59
1998 г.
1999 г.
2000 г.
2001 г.
2002 г.

Природоохранные мероприятия на филиалах АО «Самараэнерго» проводятся по про ме, согласованной с Комитетом природных ресурсов Самарской области.

А. Воздушный бассейн.

В 2002 году намечено к выполнению 6 мероприятий по охране воздушного бассейна. I ном объеме выполнено 5 мероприятий:

на Тольяттинской ТЭЦ:

• произведена реконструкция котла ст. № 8 с переводом на сжигание природного газ меной горелок на малотоксичные. Экологический эффект будет определен после ис ний. Затраты - 5148 тыс. руб.;

• на котлах ст. №№ 7, 8, 13 произведена замена насадок газораздающих сопел горел нержавеющую сталь. Экологический эффект - сокращение выбросов окислов азота т/год. Затраты - 30 тыс. руб.;

на Безымянской ТЭЦ:

• на котле ст. № 7 произведена замена горелок на малотоксичные и осуществлен м системы рециркуляции дымовых газов. Эффект - сокращение выбросов окислов азо 170 т/год. Затраты - 4160 тыс. руб.;

• на Новокуйбышевской ТЭЦ-1:

• на котле ст. № 3 произведена, начатая в 2001 году, замена горелок на малотоксич осуществлен монтаж системы рециркуляции дымовых газов. Эффект - сокращение в сов окислов азота на 50%. Затраты - 3800 тыс. руб.:

• разработан и согласован с ЦГСЭН проект организации и благоустройства санитар щитной зоны ТЭЦ.

Одно мероприятие перенесено на 2003 год.

Б. Водный бассейн.

В 2002 году намечено к выполнению 11 мероприятий по охране водного бассейна. Е ном объеме выполнено 8 мероприятий:

на Тольяттинской ТЭЦ:

• разработана технологическая схема ХВО-2 с переводом на противоточную систему (после внедрения схемы сокращение объемов стоков на 150 тыс. куб. м). Затраты 60 руб.

- проведена обработка циркуляционной воды оксиэтилдифосфоновой кислотой (сокращение стоков на 150 тыс. куб. м в год). Затраты 283,6 тыс. руб.

на Безымянской ТЭЦ:

• провели ремонт рыбозащитных сооружений на береговой насосной. Затраты 521 руб.

• ведется выполнение проектных работ и реконструкция ХВО (эффект после внедр получение обессоленной воды без затрат реагентов). Затраты на проектирование и с тельство термообессоливающей установки 31000 тыс. руб.

на Самарской ТЭЦ:

• ремонт механического фильтра № 2 с заменой фильтрующего материала на очистн оружения главного корпуса. Затраты - 174 тыс. руб.

• ремонт угольного фильтра с заменой фильтрующего материала на очистных соору ях главного корпуса. Затраты - 188 тыс. руб.

на Новокуйбышевской ТЭЦ-2:

• чистка секций шламоотвала. Затраты - 80 тыс. руб.

• замена антрацита в механическом фильтре очистных сооружений. Затраты - 125 тыс

Деятельность АО «Самараэнерго» в части охраны земель и размещения отходов вкл в себя проведение инвентаризации отходов производства и потребления, образующих предприятиях, разработку проектов предельно-допустимого размещения отходов в родной среде, получение разрешений на размещение отходов, организацию мест вр ного размещения отходов на предприятиях, утилизацию отходов.

На всех филиалах АО «Самараэнерго», имеющих отходы, разработаны «Проекты нор вов образования и лимитов размещения отходов».

Проводится работа по реализации золошлаковых отходов. В 2002 году отпуск ЗШО с вил 108,5 тыс. тн. при вновь образовавшихся 20,5 тыс. тн., т.е. происходит постепенн кращение их количества.


тыс. тут
120
100
80
60
40
20
0
24,16
33,12
100,03
112,53
119,59
1998 г.
1999 г.
2000 г.
2001 г.
2002

12.1. Структура работающих по категориям


Служащие - 205 чел.
Специалисты - 2023 чел.
Руководители - 2062 чел.
Рабочие - 11064 чел.

Общая численность работающих:

1.01.01	1.01.02	1.01.03
15685 чел.	15737 чел.	15354 чел.

12.2. Возрастной состав работников


Старше 50 лет - 3650 чел.
До 30 лет - 2351 чел.
30-50 лет - 9353 чел.

12.3. Текучесть кадров

2000 год	2001 год	2002 год
3,7%	6,2%	4,8%

Основной причиной увольнения работников в 2001 году является неудовлетворенность заработной платой. После увеличения заработной платы работникам энергосистемы, в октябре 2001 года на 20% увольнения по собственному желанию сократились. В 2002 году мотивами увольнения в основном были: отсутствие перспективы роста, перемена места жительства, неудовлетворенность графиком работы и неудовлетворенность заработной платой.

12.4. Качественный состав работников (уровень образования). Система развития персонала.

В соответствии с Правилами организации работы с персоналом на предприятиях и в учреждениях энергетического производства, в "Самараэнерго" организуется и проводится работа по непрерывному обучению персонала. С этой целью ежегодно на основании заявок филиалов заключаются договоры с институтами повышения квалификации (ПЭИПК, ВИПК, ИПК, СЗФ АО ГВЦ энергетики, Камский, Новосибирский, Челябинский филиалы ПЭИПК, институт Менеджмента) на обучение с отрывом от производства руководителей и специалистов энергосистемы.

Показатели	Обучено в 2002 г	Прогноз на 2003 г
Подготовка рабочих	344 чел.	242 чел.
Переподготовка	351 чел.	280 чел.
Обучение вторым профессиям	551 чел.	494 чел.
Повышение квалификации рабочих	7812 чел.	5280 чел.
Повышение квалификации ИТР	1987 чел.	1500 чел.
Затраты на обучение	16 457 900 руб.	21 817 900 руб.

В структуру ОАО «Самараэнерго» входит Учебно–курсовой комбинат, который осуществляет подготовку, переподготовку, повышение квалификации рабочих, руководителей и специалистов как с отрывом так и без отрыва от производства.

В 2002 повысили свою квалификацию 1987 чел. руководителей и специалистов, в т.ч. в институтах повышения квалификации с отрывом от производства 780 чел. Подготовлено, переподготовлено, обучено вторым профессиям, повысило квалификацию 9058 чел. рабочих, в т.ч. через УКК с отрывом от производства 1239 человек. Одновременно с этим проводится планомерная работа по обучению резерва и подготовки молодых специалистов. По договорам-контрактам с ВУЗами обучался 81 работник , в т.ч. по заочной форме 54 работника (42 чел. в Сам.ГТУ, 12 чел. на экономических и юридических факультетах других ВУЗов). В 2002 году 15 работников общества получили дипломы о высшем образовании.

В 2002 году на содержание объектов социально-бытового назначения израсходовано 89 762 тыс. рублей. Объем социальных выплат неработающим пенсионерам составил 8 112,6 тыс. рублей. Социальные выплаты и льготы (в т.ч. все путевки) в части экономического стимулирования персонала составили 96 942,6 тыс. руб.

График роста заработной платы по категориям работников за последние 3 года


Руб.
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
8976
5873
4019
11536
7285
5103
15843
10037
7159
2000
2001
2002
Руководители
Специалисты
Служащие
Рабочие


ЦИРК.ВОДА
ЦИРКВОДА

Обессоливающая Установка ИМВ-50 на Безымянской ТЭЦ 2003 г.

...Энергетики - мирная армия. Поэтому им не надо разоружаться. Но им необходимо па
оружаться. Сами очень быстро направляют человечество к прогрессу, сами еще бы

13.1. Реформирование Общества

Стратегия развития Общества в 2003 году определяется в основном внешними факторами - общефедеральными планами реформирования энергетической отрасли Российской Федерации.

В то же время ряд шагов структурной реформы не связан напрямую с концепцией перестройки отрасли и может производиться в рамках оптимизации производственной деятельности Общества. Опережающими темпами, до конца 2003 года, должно произойти юридическое обособление ряда подразделений ОАО «Самараэнерго» - филиалов «ПРП», «СЭСР» «Автобаза». Имущество, учитываемое на балансе этих обособленных подразделений, будет передано в уставный капитал дочерних обществ. Кроме того, в 2003 году предполагается передать деятельность по диспетчерскому управлению внешнему оператору – ОАО «СО-ЦДУ ЕЭС». Соответствующие решения приняты «главным» акционером Общества - ОАО «РАО «ЕЭС России».

К концу 2003 г. прогнозируется создание условий для разделения основных видов деятельности (производство и передача электроэнергии); при условии принятия соответствующих решений Советом директоров ОАО «РАО «ЕЭС России» уже в декабре 2003 - марте 2004 года могут быть созданы региональные распределительная и магистральная электросетевые компании.

13.2. Совершенствование управления и корпоративных процедур

Задачей Общества является стабильное электро- и теплоснабжение потребителей. Стратегия его деятельности строится на принципах безубыточности и прибыльности, без чего невозможно дальнейшее развитие Общества. Основой деятельности Общества являются рост объема рентабельных продаж электро- и теплоэнергии потребителям при повышении производительности производства, усилении платежной дисциплины и снижении затрат. В Обществе сохраняется благоприятная структура потребителей с преобладанием доли промышленных предприятий и приравненных к ним. Прекращается деятельность неэффективного непрофильного подразделения сельскохозяйственного направления. В отчетном году Общество достигло существенного снижения дебиторской задолженности. В 2002 году полностью выплачены дивиденды по акциям ОАО «Самараэнерго» за предшествующий год путем перечисления денежных средств агентам по выплате дивидендов. При этом общая сумма дивидендов превысила уровень предыдущего года. Совершенствование тарифной политики с ликвидацией перекрестного субсидирования способствует дальнейшему развитию производства.

Годовым собранием акционеров в 2002 году принят Устав ОАО «Самараэнерго» в новой редакции, отражающий изменения в законодательстве и расширяющий компетенцию Совета директоров. С целью обеспечения стабильного финансового развития и прибыльности, защиты прав и охраняемых законом интересов акционеров Общества и повышения его инвестиционной привлекательности Советом директоров в 2002 году приняты и исполняются Порядок взаимодействия ОАО «Самараэнерго» с организациями, в которых участвует Общество, и временный порядок совершения сделок с активами Общества в период реформирования.

13.3. Эмиссионная политика Общества

Эмиссий ценных бумаг в 2002 году не планировалось и не производилось.

В 2002 году истек срок обращения бездокументарных именных дисконтных облигаций ОАО «Самараэнерго» первого выпуска (номер государственной регистрации 42-2-5). В течение года производилось погашение указанного выпуска ценных бумаг путем выкупа их у владельцев. В 2003 году планируется погашение 2-го и 4-го выпусков облигаций Общества.



Протяженность электрических сетей ОАО «Самараэнерго» около 40000 км (почти длина окружности экватора).

...Управленческая власть энергетики аполитична. Власть энергетики самая человечная власть, где цель всегда оправдывает средства. Так как цель энергетиков – только благо, только прогресс, только

14.1. Котировки ценных бумаг Общества

Обыкновенные и привилегированные акции ОАО «Самараэнерго» торгуются в системе профессионального организатора торговли - «Российская торговая система» (РТС).

В феврале 1998 г. Комиссия по ценным бумагам США зарегистрировала выпуск американских депозитарных расписок (АДР) 1-го уровня на обыкновенные и привилегированные акции ОАО «Самараэнерго» в соотношении 1:70 и 1:140 соответственно. В настоящее время АДР торгуются на внебиржевом рынке США, а также на Франкфуртской и Берлинской биржах.

С 16 августа 2000 г. на ММВБ обыкновенные и привилегированные акции АО «Самараэнерго» включены в котировальный лист второго уровня.

Данные о котировках акций Общества содержатся в разделе 3.

14.2. Рыночная капитализация акций Общества

По данным РТС за 2002 год

капитализация акций, тыс. руб.	3 900 134
в т.ч.	
обыкновенных	3 591 025
привилегированных	309 209

14.3. Адреса, телефоны, контакты, банковские реквизиты, адрес Общества в Internet, краткая информация об аудиторе, реестродержателе и оценщике (ах) Общества.

Открытое акционерное общество энергетики и электрификации «Самараэнерго», исполнительная дирекция находится по адресу: г. Самара, ул. Маяковского, 15.
Тел. приемной - (8462) 79-63-59, факс – (8462) 42-43-94.

Банковские реквизиты

ИНН 6315222985, р/с 40702810100020000314 в АКБ «Газбанк» г. Самары,
БИК 043601863, к/с 30101810400000000863

Адрес Общества в Internet – www.samaraenergo.ru

Аудитор Общества - ЗАО «ИНАУДИТ - Независимая Консультационная Группа»,
103089, г. Москва, Брюсов пер., д. 8-10, стр. 2, тел. - (095) 955-55-54, факс - (095) 955-55-28, лицензия № 009214 выдана Министерством финансов РФ 7.12.2001 г., срок действия не ограничен.

Реестродержатель - ОАО «Центральный Московский Депозитарий»,
г. Москва, Орликов пер., 3, кор. В, почт. адрес - 105066, г. Москва, ул. Ольховская, 22,
тел. – (095) 264-44 –23, факс – (095) 265-43-36,
лицензия № 10000-1-00255 выдана Федеральной комиссией по рынку ценных бумаг 13.09.2002 г., срок действия не ограничен.

Оценщик – наличие постоянного оценщика у Общества законодательством не предусмотрено, привлекаются лицензированные организации, в том числе аккредитованные РАО «ЕЭС России».

Филиалы

• Тольяттинская ТЭЦ
445007, Самарская обл., г. Тольятти, ул. Новозаводская

• ТЭЦ Волжского Автозавода
445008, Самарская обл., г. Тольятти

• Новокуйбышевская ТЭЦ-2
446207, Самарская обл., г. Новокуйбышевск

• Самарская ТЭЦ
443098, г. Самара, пр. К. Маркса, 495

• Новокуйбышевская ТЭЦ-1
446200, Самарская обл., г. Новокуйбышевск

• Безымянская ТЭЦ
443051, г. Самара, пр. Кирова, 55-а

• Сызранская ТЭЦ
446008, Самарская обл., г. Сызрань, ул. Фурманова, 1

• Самарские электрические сети
443011, г. Самара, 6-я Дачная просека

• Самарская ГРЭС
443071, г. Самара, Волжский пр., 8

• Жигулевские сети
446350, Самарская обл., г. Жигулевск, ул. Пушкина, 17

• Волжские электрические сети
443022, г. Самара, ул. Ближняя, 4

• Чапаевские электрические сети
446100, Самарская обл., г. Чапаевск, ул. Школьная, 1-а

• Самарские тепловые сети
443110, г. Самара, ул. Челюскинцев, 16

• Тольяттинские тепловые сети
445023, Самарская обл., г. Тольятти, ул. Жилина, 28

• Автобаза
443011, г. Самара, 6-я Дачная просека

• Энергосбыт
443099, г. Самара, ул. Ленинградская, 27

• Учебно-курсовой комбинат
443071, г. Самара, Волжский пр., 8

• Производственно-ремонтное предприятие
443051, г. Самара. пр. Кирова, 53-а

• Самарское специализированное ремонтное предприятие «Самараспецремонт»
443125, г. Самара, ул. Силовая, 11

• Подсобное хозяйство «Чапаевское»
446253, Самарская обл., Нефтегорский р-н, с. Бариновка

• 111 отряд ВОХР
443079, г. Самара, ул. Гагарина, 22

• Новокуйбышевские теплосети
446200, Самарская обл., г. Новокуйбышевск

Миллионы лет Земля копила и тщательно хранила энергетические ресурсы. И только Человек сумел понять глубинные тайны их созидательного начала. Ресурсы планеты несут Свободу и Развитие.
Энергия огня, воды, пара, Солнца, ветра, атома...
Уникальная страница в истории энергетики, написанная на Волжских просторах. В древнеболгарском городе, т.н. «Муромском городке» на территории Самарской Луки археологи обнаружили систему отопления, очень напоминающую современную технологию «теплых полов». Возраст находки превышает 1000 лет. Спустя столетия Волга, когда-то вдохновлявшая древних энергетиков, не изменила своего течения. А чуть более века назад глубокая вода Большой Реки, поглощающая ночной свет небесных светил, заиграла сотнями, тысячами маленьких Солнц - построенная Самарская ГРЭС наполнила город новой жизнью: электрическим светом, электрическими звуками, электрическими машинами.
Мраморный пульт управления и чугунный рычаг: созданы в конце XIX века. Поколение энергетиков XXI века переняло эстафету управления энергией у своих предшественников. Управленческая власть энергетики аполитична. Власть энергетики самая человечная власть, где цель всегда оправдывает средства. Так как цель энергетиков – только благо, только прогресс, только светлое будущее. И поэтому неважно, каким клеймом отмечены машины, преобразующие один вид энергии в другой. Почти архаичный значок «Фольксвагена» на недавно демонтированной подстанции пережил Вторую мировую и два враждующих режима. Разве нет здесь глубокого смысла? Трансформация тока способна трансформировать сознание.
Лучистая звезда поверх лучистого солнца сварочных швов. Железная графика, эпохальный монументализм – весомость формы. Важно содержание. Внутри – безупречная работа, перемалывающая годы и десятилетия, расширяющая границы допустимого, подчиняющаяся только профессиональным рукам энергетиков.
Умелыми руками энергетиков более 100 лет создавалась Самарская энергосистема. Винты и задвижки, рычаги, кнопки хранят следы ручной полировки. Рука на пульте – рука на пульсе. Энергетики чутко реагируют на «человеческие» болезни механизмов, диагностируя состояние температуры, давления, переломов и неизбежного старения. Люди в «Самараэнерго» научились продлевать работоспособный возраст оборудования. Иногда кажется, уже невозможно удержать силищу, рвущуюся из изношенных тяжелой работой труб. Но какие люди! Каждая бригада – группа быстрого реагирования: стремительная, уверенная, надежная. И при этом энергетики – мирная армия. Поэтому им не надо разоружаться. Но им необходимо перевооружаться. Сами очень быстро направляют человечество к прогрессу, сами еще быстрее должны прогрессировать на уровне технологий, на уровне инженерных решений и инвестиционных проектов. Энергетики – мыслители новой эры. Известно, что от перестановки мест слагаемых сумма не изменяется. А вот в «Самараэнерго» турбину Т-5 переставили с Новокуйбышевской ТЭЦ на Самарскую, и мощность системы значительно возросла.
Энергетическая спираль начала раскручиваться миллионы лет назад, как узор живого организма, навсегда отпечатавшийся в этом ископаемом горючем сланце. Сегодня витки спирали определяют развитие цивилизации. Ускорение этому процессу задают энергетики.
ОАО «Самараэнерго» - лидер в этом стремительном движении.

Фрагмент горючего сланца – всего еще 10 лет назад на этом топливе работала Сызранская ТЭЦ.



...Энергетическая спираль начала раскручиваться миллионы лет назад, как узор живого организма, навсегда отпечатавшийся в этом ископаемом горючем сланце...

Издание подготовлено Управлением по корпоративным дейс
и взаимодействию с акционерами ОАО "СМУЭК" (начальник Светлана Шев
совместно с ООО "СамараМ

Фото Сергей Осьм
Руководитель проекта Татьяна